File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

082-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

11 August 2006

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

03-Jul-06	Pension Scheme
10-Jul-06	Director/PDMR Shareholding
08-Aug-06	Interim Results - Part 1
08-Aug-06	Interim Results - Part 2
10-Aug-06	Director/PDMR Shareholding

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

Enc.

Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Pension Scheme
Released	11:00 03-Jul-06
Number	5408F

RNS Number:5408F
Friends Provident PLC
03 July 2006

3 July 2006

Friends Provident maintains high quality pensions for staff

Friends Provident, the FTSE-100 investment and insurance group, has today announced that following its triennial review of its main pension scheme, it will put forward a set of proposals to ensure the continuation of high quality pensions for employees.

The key recommendations from July 2007 for the Friends Provident Pension Scheme (FPPS) are:

- To maintain the FPPS, which is a final salary scheme, for existing members, with flexibility and choice on pension age and contribution level.(1)

- To introduce a high quality defined contribution plan for new employees.(2)

In addition to the pension proposals arising from the review, there will also be changes from October 2006 relating to age legislation(3), when the contractual retirement age will increase from 60 to 65. As a result, Friends Provident will give employees more flexibility about when they retire from working and the age they choose to take their pension.

Keith Satchell, group chief executive, said:

"We have been working closely with Amicus and the pension scheme trustees for some months and are now entering a new phase of consultation with employees about the changes planned for mid-2007. Our proposals demonstrate our ongoing commitment to the security of the current pension fund and to provide high quality pensions to our employees, both current and future."

\- Ends -

For further information, please contact:

Nick Boakes	Friends Provident	0845 641 7814
Sandra Grandison	Friends Provident	0845 641 7834
Jo Ganly	Friends Provident	0845 841 7837

Issued on behalf of Friends Provident Life and Pensions Limited.

Ref: G102

Notes to Editors

Additional information regarding Friends Provident Pension Scheme review proposals and age legislation changes

(1) After July 2007, employees who are currently members of the Friends Provident Pension Scheme (FPPS) will have the option:

- Either to maintain their existing and future scheme benefits linked to pension age (60), but progressively pay higher contributions. Currently the contribution rate for members is 3%. The proposals require contributions to increase in steps by 1% a year to 7% in 2010.

- Or to retain broadly the same scheme benefits but linked to a pension age of 65 for future service and pay reduced contributions, from 3% to 2% up to 2010.

(2) With effect 1 July 2007 the company will introduce a high quality defined contribution scheme for new employees where:

- Friends Provident will provide a high employer contribution rate of 8% for new employees unconditionally.

- Friends Provident will match employee contributions up to 5%, which provides the potential for an 18% contribution level.

- The company will enrol new employees at 3% matched contribution level to encourage a high level of retirement savings.

- There will be generous additional benefits with death in service of 4X salary automatically - higher for those with dependants.

- Friends Provident will meet the cost of death in service benefits. This will be in addition to the potential company contribution of 13% and on top of the higher national insurance cost of contracting-in to the State Earnings Related Pension Scheme.

(3) From 1 October 2006 the government will introduce age legislation under "The Employment Equality (Age) Regulations 2006". The October date is in advance of the December deadline set by the Equal Treatment Framework Directive (2000/78/EC), which requires the UK to implement national legislation preventing age discrimination.

Note: The main pension scheme provides benefits for most employees working within Friends Provident Life and Pensions.

Notes to Editors

About Friends Provident

Friends Provident plc is the holding company of the Friends Provident Group of companies and a member of the FTSE 100. With more than 2.5 million customers the Group employs nearly 5,000 staff in its three core businesses: UK Life & Pensions, International Life & Pensions and Asset Management.

The business was founded in 1832 on Quaker principles and aimed to alleviate the hardship of families facing misfortune. Friends Provident has embraced corporate governance and achieving high standards of corporate behaviour and accountability to both stakeholders and customers is at the heart of our business. In 2001 the company established the grant-making charity The Friends Provident Foundation with the aim to encourage new ways of thinking about how money can be used to solve a wide range of problems.

Fast growing

International Life & Pensions:

- Friends Provident International - 2005 full-year new business up 32% on 2004
- Lombard - new business compound annual growth rate 28% over last 10 years

UK Life & Pensions:

- Market share grown in each of last 3 years, from 3.4% in 2002 to 4.7% in 2005

Asset Management:

- Funds under management up from c£30 billion at listing to more than £110 billion at 31 March 2006

Financially strong

- With Profits Fund surplus £236m and Risk Capital Margin £276m at 31 December 2005
- Life & Pensions excess capital resources in accordance with FRS 27 £1.8 billion at 31 December 2005
- Regulatory solvency: Free Asset Ratio 18.3% at 31 December 2005

For more information on Friends Provident including, images, awards, fast facts, presentations, and media contacts please visit the media section at www.friendsprovident.com/media

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	11:31 10-Jul-06
Number	PRNUK-1007

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

10 July 2006

Friends Provident plc announces the transfer of 21,032 treasury shares on 7 July 2006 to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.7960 per share to satisfy its obligation to issue shares to SIP participants in June 2006. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 21,032 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 6 July 2006	Total no. of shares held by directors and Connected Persons
A R G Gunn	70	105,226
K Satchell	70	207,494

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 6 July 2006	Total no. of shares held by PDMRs and Connected Persons
S J Clamp	70	3,728
A P Jackson	70	8,097
J R McIver	70	8,207
R Sepe	70	10,519
J Stevens	70	9,763
P T Tunnicliffe	70	8,903

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 10,488 shares out of the 2,070,430 shares held by the Trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,310,817 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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Company	Friends Provident PLC
TIDM	FP.
Headline	Interim Results - Part 1
Released	07:00 08-Aug-06
Number	3704H

RNS Number:3704H
Friends Provident PLC
08 August 2006

Part 1

8 August 2006

Friends Provident plc
Interim results for the half year ended 30 June 2006

Continued profitable growth

Group highlights

- Excellent Life & Pensions sales
  - Total Life & Pensions sales (PVNBP*) up 39% to £3,032 million (2005: £2,185m)
  - Total Life & Pensions sales (APE*) up 46% to £448 million (2005: £306m)
- Strong performance in the UK
  - UK Life & Pensions new business profits up 51% to £53 million (2005: £35m) and margin improved to 2.6% (2005: 2.3%)
- Continued growth in International
  - International Life & Pensions new business profits up 57% to £36 million (2005: £23m) and margin increased to 3.6% (2005: 3.4%)
- Asset Management result maintained
  - Underlying profit before tax £51 million (2005: £52m)
- Progress in Group EEV underlying profit result masked by mainly one-off items of £46 million in 2005
  - Group EEV underlying profit before tax £247 million (2005: £272m), down 9%

	EEV basis* Half year ended 30 June			IFRS basis* Half year ended 30 June		
	2006	2005	Change	2006	2005	Change
Group underlying profit before tax	£247m	£272m	-9%	£120m	£125m	-4%
Group profit before tax#	£60m	£279m	-78%	£48m	£206m	-77%
Life & Pensions PVNBP	£3,032m	£2,185m	+39%	-	-	-
Contribution to profits from Life & Pensions new business	£89m	£58m	+53%	-	-	-
Pro forma embedded value	£3,451m	£3,464m##	-	-	-	-
Pro forma embedded value per share	£1.63	£1.65##	-1%	-	-	-
Underlying earnings per share	8.0p	8.5p	-6%	3.8p	5.6p	-32%
Basic earnings/(loss) per share	3.8p	8.5p	-55%	(0.6)p	5.0p	-112%
Interim dividend per share	2.65p	2.60p	+2%	2.65p	2.60p	+2%

The fall in Group profit before tax, under both reporting bases, was caused by a reversal in the investment return and economic basis items which arose principally as a result of an increase in fixed interest yields, and a write down in the carrying value of intangibles in F&C. Details are set out in the Financial Review Section.

as at 31 December 2005

* See notes to editors

Keith Satchell, group chief executive, said:

"The Group has excellent momentum underpinned by our leading scaleable technology platform and reputation for outstanding customer service. We had record new business profits last year and this year has started even more strongly as demonstrated by the excellent 53% increase in life and pensions new business profits.

"Friends Provident is now a major player in the UK market and well positioned for continued strong organic growth with considerable opportunities available. Our recently announced plans to develop a wrap platform are just one example. Our international operations are developing rapidly in markets where we have barely scratched the surface. Despite a tough start to the year F&C continues to make good progress in implementing its programme of performance improvement and upgrading of resources. It also saw excellent growth of 158% in net UK retail funds flows on the back of improved market sentiment and increased marketing activity.

"We remain confident that all three of our businesses will continue to deliver profitable long-term growth."

Philip Moore, group finance director, said:

"Margins for our life and pensions operations increased, despite a shift in the business mix towards lower margin products. This demonstrates the benefits of our leading administration platform and continued tight control of expenses. Over the last five years we have doubled our UK new business volumes and kept operating expenses broadly flat. Market share in our chosen segments is increasing. Our share of the protection market grew to 7.1% on the back of our e-select proposition and we now command over 10% of the UK group pensions new business market - business which sticks with us and is profitable.

"Our growing portfolio of in-force business is cash generative. This has provided the bulk of funding to reinvest in writing profitable life and pensions new business in the UK, with the balance more than capable of being covered by reinsurance financing. Our fast-growing International business remains broadly self-financing and F&C is cash generative. Taken together, we can support an attractive dividend.

"EEV profits before tax were adversely affected by the falls in the value of fixed interest investments and the adjustment to the carrying value of F&C management contracts. Nevertheless, F&C's underlying results remained steady. Taking into account adjustments for the one-off positive variances and changes in 2005, our underlying profits are on an encouraging trend. Our primary aim remains to add to the value of the business."

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	0845 641 7814
Di Skidmore	Friends Provident plc	0845 641 7833
Simon Moyse	Finsbury Limited	020 7251 3801

Ref: G119

Notes to editors:

1. An interview with Keith Satchell, group chief executive and Philip Moore, group finance director, will be available to view in video, audio and text formats at www.friendsprovident.com and www.cantos.com from 7.00am today.

2. An analyst presentation will take place at 9.30am today at JPMorgan Cazenove, 20 Moorgate, London EC2R 6DA.

3. The analyst presentation will be webcast live and can be viewed on the Friends Provident website: www.friendsprovident.com/results

4. The presentation slides will be available from 9.30am today on www.friendsprovident.com/presentations

5. Friends Provident media image library is available at www.friendsprovident.com/imagelibrary. A Newscast login is required.

6. Financial reporting dates

Dividend dates:	
Shares go ex dividend	4 October 2006
Record date	6 October 2006
Dividend paid	24 November 2006
Financial Reporting Calendar:	
UK Life & Pensions presentation	31 October 2006
Friends Provident quarter 3 Life & Pensions new business	31 October 2006
F&C Asset Management plc quarter 3 funds under management	31 October 2006
Friends Provident full year Life & Pensions new business	31 January 2007
F&C Asset Management plc quarter 4 funds under management	31 January 2007
F&C Asset Management plc preliminary results	15 March 2007
Friends Provident plc preliminary results	20 March 2007

7. European Embedded Value (EEV) underlying profit is a measure of profit which excludes profit generated within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the ongoing performance of the Group and focus on this measure of profit in its internal monitoring of the Group's EEV results. EEV underlying profit is based on expected investment return and excludes: (i) amortisation and impairment of Asset Management acquired intangible assets (ii) effect of economic assumption changes (iii) non-recurring items; and is stated after deducting interest payable on Step-up Tier one Insurance Capital Securities (STICS).

8. International Financial Reporting Standards (IFRS) underlying profit is a measure of profit which excludes profit generated within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the ongoing performance of the Group and focus on this measure of profit in its internal monitoring of the Group's IFRS results. IFRS underlying profit is based on longer-term investment return and excludes: (i) policyholder tax, (ii) returns attributable to minority interests in policyholder funds, (iii) non-recurring items, (iv) amortisation and impairment of acquired intangible assets and present value of acquired in-force business; and is stated after deducting interest payable on STICS.

9. Pro forma embedded value is the shareholders' equity on an EEV basis, adjusted to bring the value of F&C to market value.

10. New business is reported on the Present Value of New Business Premiums (PVNBP) basis, which represents new single premiums plus the expected present value of new business regular premiums. A table detailing sales on an Annualised Premium Equivalent (APE) basis (annualised new regular premiums plus 10% of single premiums) is at the back of this announcement.

11. Underlying earnings per share is based on the EEV/IFRS underlying profit after tax attributable to ordinary shareholders of the parent.

12. Interim dividend per share is based on the interim dividend of 2.65p payable in November 2006 (2005: 2.60p paid in November 2005).

13. Certain statements contained in this announcement constitute 'forward-looking statements'. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements, from time to time, of Friends Provident plc, its subsidiaries and subsidiary undertakings or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality, morbidity and persistency; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

BUSINESS REVIEW

GROUP PROGRESS AND OUTLOOK

2005 was a very successful year for the Group and the first half of 2006 has delivered robust growth in Life & Pensions new business profits against the same period last year. The Group is managed as three core businesses: UK Life & Pensions; International Life & Pensions and Asset Management. We see opportunities for further significant organic growth in each of these.

Total Life & Pensions new business profit was up by 53% at £89 million (2005: £58m) while the total net margin improved to 2.9% (2005: 2.7%). This improvement was partly due to a slight shift in the mix towards International business, but mainly due to the effect of increased volumes in the UK on a relatively flat operating expense base. F&C's underlying profits have been sustained at around half of the full year 2005 level although this includes certain revenues that will not recur in the second half of the year.

Group EEV underlying profits did not benefit from 2005's significant one-off items. This year experience variances have been modestly negative at £8 million compared to positive £16 million in 2005. There have been no operating assumption changes, whereas an update to realistic balance sheet assumptions boosted the 2005 result by some £30 million.

The cash position of the Group remains comfortable despite the demands of increased new business in the fast-growing life and pensions operations. The result for the first half does not reflect the offsetting cash flows from reinsurance agreements expected to be received in the second half of the year.

In July, the credit rating agency Moody's upgraded the financial strength rating for Friends Provident Life and Pensions Limited (FPLP) from A2 to A1 and made a

corresponding change to Friends Provident plc's issuer rating for debt. The Group's main pension scheme remains in good health with a very modest deficit of 2.6% of liabilities. Actions are being taken to further reduce the deficit and limit the longer term risk in the scheme.

Customer service is increasingly becoming a key differentiator. Being voted Life Insurer of the Year at the recent British Insurance Awards acknowledges the considerable advances we are making. F&C was also the only fund manager to win the Financial Advisor 5 star Service Award. Our current initiatives, '6 Star' for Friends Provident Life & Pensions and 'Performance First' in F&C, aim to ensure continued leadership.

We have identified attractive opportunities in both the UK and International markets to accelerate profitable growth in Life & Pensions that will lead to further investment in development activities. We have announced initiatives in Germany, Singapore and Switzerland, and intend to outline our plans for the UK in the Autumn. F&C has made encouraging progress with its strategic focus on performance and quality new hires. This will improve investment performance which is the prerequisite for long-term organic growth.

We will pursue potential growth while reducing unit costs and continuing to manage risk, cash and capital actively.

The Group outlook remains one of strong organic growth.

UK LIFE & PENSIONS

Our view of the market

Overall, market growth was 28% year-on-year in the first quarter, reflecting increased consumer confidence and A-day related activity. Second quarter figures are not yet available at an industry level, but we expect growth overall to have continued at a healthy level.

A large proportion of the protection market is mortgage-related and dependent on housing transactions. Housing market indicators have in general been marginally positive. The protection market continues to be competitive.

Returning consumer confidence in financial products boosted the investments market in the first part of the year, and has not been stalled by increased volatility in the second quarter. This market is increasingly focused on asset allocation and on platforms which offer financial planning and monitoring tools. We expect the wrap market to grow significantly over the next few years reinforced by feedback from IFAs that many will want to manage their business in this way in the future.

In the group pensions market, demand has been stimulated by the A-day changes in April. These changes are expected to continue to impact demand for at least 18 months, although not at the same level as the heightened demand in the second quarter. The shift from defined benefit to defined contribution schemes has accelerated, and the trend away from trust-based towards contract-based arrangements will continue. Strong market activity should be sustained over the medium term by a combination of these factors.

In individual pensions, the single premium segment of the market continues to offer more attractive returns than the highly competitive regular premium segment. Demand for consolidation of smaller pension pots into a single policy will remain healthy. DWP rebate business will fall away over the next five years as a result of legislative change.

The Government is currently considering proposals for a National Pensions Savings Scheme (NPSS), starting in 2012, to help address the problem of inadequate retirement savings. Individuals would be automatically enrolled into

either the NPSS or alternative 'good' employer's pension schemes, with the option to opt out. The government is currently examining two options for the NPSS: one which would involve a new system and administration infrastructure, perhaps with some outsourcing; and the other allowing individuals a choice of branded provider and building on existing private pensions infrastructure.

The details of the NPSS are uncertain and so the threats and opportunities for current pension providers are difficult to predict with certainty. However, we believe that automatic enrolment into existing schemes will be generally beneficial in increasing membership levels. There may also be an opportunity for existing providers to be involved in the running of the NPSS, depending on the operating model chosen and the level of charges allowed. Managers will be required for the funds, a possible opportunity for F&C. There is a possibility that some employers might choose to 'level down' their existing pension schemes and adopt the NPSS instead. However, we believe that the impact of this on our existing portfolio of schemes will be limited. This is because most employers who have installed pension schemes want their employees to value their benefits package and the NPSS is likely to be regarded as a poorer option than a good quality private scheme. The government has stated that it is keen to ensure existing good pension provision does not suffer.

Trading performance and outlook

- UK Life & Pensions new business profits were up by 51% to £53 million (2005: £35m)
- UK Life & Pensions PVNBP was up by 34% to £2,020 million (2005: £1,510m)
- Margin on UK Life & Pensions was 2.6% (2005: 2.3%)

Our share of the UK life and pensions market for the first quarter of 2006 rose to 4.9% (2005: 4.3%). Continued strong growth in group pensions has underpinned this performance, with sophisticated systems and good scheme persistency ensuring profitability. The relatively flat cost base has meant that the increase in new business profits has outstripped volume.

A modest negative experience variance of £8 million primarily reflects lower persistency on a number of legacy bond products and more group pension scheme members taking advantage of flexibility in our products to reduce contributions. Scheme persistency, a major driver of group pensions profitability, remains good.

The UK as a whole remains a market with stable margins, and good growth prospects for committed players. We see attractive opportunities in the investments market and have announced that we will develop a wrap proposition for launch in 2007, with a consequent increase in development expenses expected in the second half of this year. Accelerating new business growth will require increases in costs, but at a much slower rate than the growth of new business volumes. Therefore, we will continue to strive to reduce unit costs and as a result margins across all our core product lines are expected to be broadly stable.

We will be holding an analyst and investor workshop on 31 October to present a more detailed view on UK market developments and our position.

Protection

Protection PVNBP was down by 4% to £199 million (2005: £207m).

Our market share grew in the first quarter, up to 7.1% from 6.6% in the fourth quarter of 2005 reflecting increased housing activity and the strength of our e-select proposition. In addition, the single-tie distribution agreements we have entered into with intermediaries are starting to generate good levels of business. We have also signed two more agreements with building societies so far

this year.

We repositioned pricing across a wide range of products in the first quarter of the year, supported by renegotiated reassurance arrangements which offset any potential impact on margin. As a result, protection applications have improved by around 50% between January and the later months of the first half, and in June, were running 33% higher than June 2005. Despite the normal lag between applications and policies coming onto the books, due to the nature of mortgage-related protection sales, completed business picked up each month through the second quarter. New business volumes in June were up 17% on June 2005. Prospects are encouraging and we are confident of an increase in new business levels for the year as a whole.

Investments

Investments PVNBP was up by 21% to £364 million (2005: £301m).

With the overall market stronger than last year, we have seen a steady level of sales of investment products through the first two quarters, and anticipate similar levels of activity through the year. Our end-to-end online wrap platform will launch in 2007 to provide attractive benefits for customers and IFAs. It will also allow increasing flexibility and improved speed to market for new investment products.

Group pensions

Group pensions PVNBP was up by 52% to £1,167 million (2005: £766m).

Our performance in the second quarter was very strong. Although aided by some additional business in the market around A-day, the underlying trend in growth in 2005 and the first quarter of 2006 is expected to be indicative of activity for the full year. In July we passed the milestone of 500,000 scheme members with policies on our platform. There has been some movement in the mix towards lower and nil-commission business which is lower strain.

Our pensions business is profitable due to our excellent scheme persistency, effective deployment of technology to control costs and pricing know-how. Our leading customer service received further recognition in July 2006 when we won the Customer Care Award at the British Service Awards. Our success in attracting and retaining schemes means we are quickly building funds on the platform, with £4.2 billion at June 2006 compared with £3.7 billion at December 2005. Our online servicing technology also keeps costs low. Our sophisticated pricing model takes into account factors such as the scheme history and our detailed knowledge of the employer to ensure profitability.

Individual pensions

Individual pensions PVNBP was up by 80% to £171 million (2005: £95m).

Our strategy continues to be to focus on single premium business and we continue to achieve good growth in this market with regular premium levels consistent with last year. We foresee continued steady growth from this level as IFAs become more familiar with our products. DWP rebates included in the figure above were £34 million (2005: £7m). DWP rebate business during 2005 was lower than we would usually expect due to problems with the installation of a new computer system at the DWP. The 2006 volumes are higher as they include a catch up of business from last year.

Post-retirement

Post-retirement PVNBP was down by 16% to £119 million (2005: £141m).

Our annuity business consists almost entirely of vesting pensions business and we price to maintain an acceptable level of risk-adjusted profit.

INTERNATIONAL LIFE & PENSIONS

Our view of the market

Friends Provident International (FPI)

FPI targets the international mass affluent and high net worth individuals (HNWI) markets. These form an attractive niche which is able to support higher margins than the mature UK market. FPI operates exclusively through intermediaries - typically through specialist IFAs in Asia, UK and Continental Europe, but increasingly with partner banks in the Middle East. By contrast, some competitors have direct sales operations in overseas territories, whilst others sell only to the home market via offshore subsidiaries. Our approach leverages our expertise in managing distribution relationships with intermediaries. The strategy of a single operating hub maximises efficiency, as scale is more readily achievable on a single platform.

The markets where FPI operates are fast growing, well regulated and include both expatriates and local customers. Key products are regular premium savings in Asia, the Middle East and Europe, and single-premium investment bonds in Asia and the UK. In general the key differentiators from local providers are fund and currency choice, rather than tax advantages.

Lombard

Lombard's key market is delivering financial and estate planning solutions for European High Net Worth Individuals (HNWIs), although distribution is extending to new territories in Latin America and Asia. Distribution is through partners, typically private banks, high-end IFAs and advisers to HNWIs. Expansion to new territories is being led by the strong relationships with partners. The HNWI and ultra-HNWI markets grew by over 8.5% in 2005 according to an industry report, The Merrill Lynch/Capgemini World Wealth Report 2006, published in June 2006 and are expected to continue to grow. The potential addressable pool of wealth held by private banks is vast and growing as awareness and acceptance of life assurance solutions spread. We have only scratched the surface.

Lombard has no close peers, although a number of competitors provide lower priced and lower value-added service, and do not target the ultra-HNWI market as Lombard does. Its strength is in building relationships with private banks and other partners, which will typically retain control of the assets placed inside the life assurance solution. The key barriers to entry are the in-depth market knowledge, required technical skills and the time to build up true partnership relationships with distributors. The market for Lombard's solutions is less susceptible to an investment market downturn than conventional insurance markets and the limiting factor on growth is the availability of the highly skilled individuals needed to devise and promote effective solutions in the local markets.

Trading performance and outlook

- International Life & Pensions new business profits up by 57% to £36 million (2005: £23m)

- International Life & Pensions PVNBP up by 50% to £1,012 million (2005: £675m)

- Margin on International Life & Pensions increased to 3.6% (2005: 3.4%)

Our International Life & Pensions businesses have both recorded impressive increases in new business volumes and contribution to profits. These are markets with typically higher margins, with Lombard's business slightly higher margin than FPI.

Friends Provident International (FPI)

FPI PVNBP was up by 43% to £466 million (2005: £325m).

FPI has delivered strong growth compared to 2005. Business levels in the second quarter were close to the levels seen in the record first quarter of the year, with the regular premium Premier savings product continuing to perform well in Asia and the Middle East. The UK market has seen some lag in demand for single premium products as a result of the Finance Act changes to trust taxation. We expect demand for these products to revive in the third quarter.

Looking ahead, an innovative personal pension product will be launched in the growing German pensions market later in the summer. This will be a niche product offering greater flexibility than mass-market products, and will be developed and distributed in conjunction with a German partner. A licence has been granted for a local branch in Singapore, a respected and well-regulated centre for private banking and wealth management in South Asia. We expect a meaningful contribution to our results from 2007. After the exceptional start to the year we expect good growth in Hong Kong supported by our strong regular premium proposition. Buoyant economic conditions in the United Arab Emirates are expected to be a strong contributor to fast growth from our Dubai branch.

Outlook for the remainder of the year is good. The overall margin was stable in the first half and any change will be dependent on geographical mix.

Lombard

Lombard PVNBP was up by 56% to £546 million (2005: £350m).

Sales were well diversified across Europe, with the UK and Southern Europe benefiting from large cases. In Italy growing awareness of Lombard's solutions and a change of Government have led to high premium growth in a market that has been relatively small for Lombard in recent years. Margins are largely in line with 2005, with more business in higher margin territories offsetting most of the margin reduction from a higher proportion of very large cases.

Outlook is good for the remainder of the year. Strong results to date in the UK and Southern Europe, especially Italy, together with the potential from possible German inheritance tax changes and continued opportunities in the newer development markets, provide a solid base for good final results. The seasonal nature of Lombard's sales makes the full year result very dependent on sales performance in the fourth quarter. Margins continue to be dependent on case size and territorial mix.

Lombard is also in the process of opening a branch office in Switzerland, to enhance its relationships with distribution partners in the key European private banking market. This provides a significant opportunity for growth in the medium to long term.

ASSET MANAGEMENT

Our view of the market

In terms of investment markets, the strong performance of equity markets in 2005 continued through the first quarter of 2006. This proved particularly beneficial for UK retail fund flows which experienced sharp year on year increases across the industry. Then we saw sharp falls in global equity markets and increases in fixed interest yields in May and June. However, we expect equities to continue to offer relative value for the long-term investor.

The industry-wide shift from balanced to specialist mandates, a factor in institutional outflows, appears to be largely played out in the UK, but the rise

of fiduciary management in The Netherlands remains a risk factor.

Service is a growing key differentiator in asset management. F&C launched its Performance First initiative at the beginning of the year to drive top quartile performance throughout every part of the business through clear objectives and lines of responsibility.

Trading performance and outlook

Funds under management as at 30 June 2006 were £107 billion (31 December 2005: £131bn).

The main movement in insurance funds was the outflow of virtually all of the remaining funds, some £20.1 billion, that were managed for Resolution Life and internalised following its own merger with Britannic as well as certain other losses. Despite this withdrawal, F&C generated investment management fees of £131 million, level with the same period in 2005. These management fees do, however, include some revenues which will not recur in future periods.

As highlighted in F&C's December 2005 trading statement, the pattern of significant institutional outflows continued into the first quarter of 2006. In addition to this, in the second quarter a longstanding Dutch pension fund client, Vervoer, conducted a review of its structure and appointed a fiduciary manager with responsibility for asset allocation, risk budgeting and underlying manager selection. As a result, and despite out-performance both at the overall manager level and in most of the sub-portfolios, F&C has been notified that all equity portfolios are to be withdrawn amounting to £1.5 billion of assets. In addition, a £1 billion contract for the Electricity Supply Pension Scheme is also being terminated. Both are expected to be withdrawn in the third quarter of 2006.

Excluding insurance flows, the total net outflow for the first half amounted to £3.9 billion of which £3.5 billion occurred during the first quarter. Gross inflows were £3.4 billion.

A key driver for inflows was the UK retail market where improved market sentiment and momentum from building the sales, marketing and brand building activities generated £165 million net inflows during the half year, a 158% year on year increase. A particular success has been the new F&C Opportunities Fund that has received encouraging support from multi-managers and discretionary intermediaries.

Both investment performance and new business flows were stronger in the first quarter than in the second when sharp falls in global equity markets and increased market volatility affected results. Despite this, F&C's UK retail fund sales in particular continued to be resilient through May and June, demonstrating momentum in this part of the business.

F&C's European wholesale business also enjoyed a strong first quarter but redemptions were high in the second quarter, particularly in Portugal where investors tend to be more risk averse. Whilst there was a small net outflow of £24 million in the sub-advisory business during the half year, the underlying strength of the business was masked by a £182 million outflow in the first quarter as a result of the closure of the Friends Provident GPI SICAV range - there was no loss of assets to the Group.

In the investment trust area F&C recorded a £495 million net outflow, principally as a result of the merger of the F&C Emerging Markets Investment Trust with a competitor and the loss of the F&C Latin American Investment Trust following the departure of the lead manager. The latter loss was particularly disappointing given the strong long-term out performance of the Trust. F&C remains committed to rebuilding its emerging equities franchise and has subsequently strengthened this area through focused recruitment.

As F&C outlined in its 2005 Annual Report, it views asset management to be a service industry and therefore its philosophy is to seek to exceed clients' expectations through the Performance First initiative.

Investment performance is pivotal to success and F&C has continued to implement changes, where necessary, to improve it. Merger synergies have allowed it to finance the upgrading of resources whilst reducing overall costs. During the first half F&C hired 12 senior investment professionals as well as significantly upgrading marketing teams in both the UK and The Netherlands.

Specific action was taken to address two areas of performance weakness; emerging equities and Euro Government bonds. In particular, a new Head of Emerging Equities was appointed and F&C has undertaken focused recruitment in this area in order to rebuild its long-term track record.

F&C has a major presence in fixed income with a strong record in credit, high yield and emerging debt but Euro Government bond performance in London has lagged the benchmark. To address this F&C has consolidated the Euro Government bond investment proposition in Amsterdam where the team servicing the Dutch insurance clients has a stronger performance record. An additional benefit of this move is that it will enhance F&C's ability to deliver a Euro government/ corporate aggregate product as the Euro/global credit team is already based in Amsterdam.

However, looking forward, investment performance alone is no guarantee of client retention. The move from balanced to specialist mandates is a risk factor as demonstrated by the recent decision by Vervoer.

To address these industry developments F&C has further developed the 'multi-boutique' investment framework and is focusing on higher margin specialist areas for net new business, such as private equity funds, high alpha equities, emerging debt and high yield bonds. F&C has also been strengthening and developing key overlays for institutional clients in areas such as Global Tactical Asset Allocation and Liability Driven Investment (LDI). Building on the experience of its Dutch LDI pooled funds, F&C is developing similar products with a view to launching into the UK and Irish market places in the second half of the year.

Despite turbulent markets, good progress has been made in both UK retail and European wholesale businesses which are in growth mode. However, institutional and investment trust net outflows will put pressure on short-term revenues whilst F&C seeks to develop new product initiatives in these areas. Strong investment performance is without doubt essential in order to grow organically. Whilst the necessary building blocks for improving performance are now largely in place, F&C will continue to invest where necessary to ensure it is well positioned to benefit from the considerable growth opportunities in the European asset management industry.

FINANCIAL REVIEW

Our financial results are presented on two reporting bases: EEV and IFRS. IFRS results are presented following the EEV results. The key differences between these accounting bases are in respect of the timing of profit recognition:

- IFRS profits tend to be lower than EEV profits when new business volume is growing because EEV recognises future cash flows in profit, while IFRS does not.
- In addition, IFRS does not allow full deferral of acquisition expenses which is particularly onerous for investment products, such as Group Pensions, which accounted for 58% of our UK Life & Pensions new business.

IFRS profit is not a good proxy for cash, since some acquisition costs can be

deferred to offset new business strain. Also, for FPI contracts with front-loaded charging structures, IFRS requires the removal of the impact of these charges from the reserve calculation, meaning that IFRS profit emergence lags cash generation. Therefore, we have disclosed shareholder cash generation as an additional table in these results.

EEV BASIS

EEV is the basis we find most useful because it provides a more representative reflection of the performance of the long-term business that fully recognises the shareholders' interest in the in-force portfolio on a risk adjusted basis. For this reason we manage the business to maximise value on an EEV basis.

Group profitability on the EEV basis

	Change	Half year ended 30 June 2006 £m	2005 £m
EEV underlying profit before tax:			
- UK Life & Pensions	-21%	154	196
- International Life & Pensions	+45%	48	33
- Asset Management	-2%	51	52
- Corporate items	+33%	(6)	(9)
EEV underlying profit before tax	-9%	247	272
Other profit items		(187)	7
EEV profit before tax	-78%	60	279
Contribution from Life & Pensions new business	+53%	89	58
Life & Pensions new business margin		2.9%	2.7%
Life & Pensions return on embedded value		9.6%	11.8%
Underlying EEV earnings per share	-6%	8.0p	8.5p
EEV earnings per share	-55%	3.8p	8.5p

EEV profit before tax

EEV underlying profit before tax is down 9% to £247 million (2005: £272m). This result masks robust growth in profits from new Life & Pensions business. The 2005 results included a number of mainly one-off positive variances, which have not been repeated. These were in respect of UK Life & Pensions operating assumption changes and experience variances. Underlying profit from International Life & Pensions has continued to grow strongly. Asset Management underlying results have remained steady despite the previously reported withdrawal of Resolution Life funds and operating margins have held up well.

The contribution from Life & Pensions new business has increased by 53% to £89 million (2005: £58m) driven by strong volume growth and increasing efficiency. The increase in new business margin as a percentage of PVNBP from 2.7% to 2.9% is mainly as a result of straight through processing systems enabling us to process the additional volumes at relatively little additional cost, supported by an increased proportion of International business.

Group EEV profit before tax has reduced by 78% to £60 million (2005: £279m). In addition to the above factors impacting underlying profit, this has also been affected by the performance of investment markets during the first half of 2006, the impacts of economic assumption changes, and non-recurring and other items:

	Half year ended 30 June	
	2006	2005
	£m	£m
Investment return variances	(327)	207
Effect of economic assumption changes	219	(134)
Non-recurring items	(12)	(29)
Amortisation of Asset Management acquired intangible assets	(22)	(28)
Impairment of Asset Management acquired intangible assets	(45)	-
Variation in value of option on convertible debt	-	(9)
Other profit items	(187)	7

The negative investment return variance of £327 million (2005: positive £207m) arose as a result of an increase in fixed interest yields, a change in the shape of the yield curve and an increase in market volatility. This caused:

- A decline in the market value of fixed interest investments.
- An associated impact on our ability to offset new business strain losses against investment returns for tax purposes.
- An increase in the cost of options and guarantees.

This was partially offset by a reduction in the mark-to-market value of corporate debt of £55 million.

Positive economic assumption changes of £219 million (2005: negative £134m) reflect the increase in the future investment return offset by the increase in the discount rate applied to future cash flows. These changes flow directly from the increase in the risk-free rate since 31 December 2005 from 4.1% to 4.7% for Sterling and from 3.6% to 4.4% for the Euro.

Non-recurring items comprise mainly F&C integration costs and F&C Reinvestment Plan costs relating to the share schemes put in place at the time of the merger to lock in and incentivise senior staff. The F&C integration is nearing completion, and overall non-recurring items fell from £29 million to £12 million.

The amortisation of acquired intangible assets of £22 million (2005: £28m) reflects normal amortisation of Asset Management investment management contracts. An impairment review was undertaken at 30 June 2006 of the Asset Management investment management contracts, resulting in a write down of £45 million (2005: £nil). These items are discussed further in the Asset Management section below.

Following an amendment to its terms, there is no longer a requirement to reflect the change in the value of the option on the convertible debt.

Commentary on the EEV underlying profit before tax arising from each of the three business segments is given in the following sections.

UK Life & Pensions

		Half year ended 30 June	
		2006	2005
	Change	£m	£m
Contribution from new business	+51%	53	35
Profit from existing business:			

- Expected return		94	79
- Experience variances		(8)	19
- Operating assumption changes		-	30
Development costs		(12)	(10)
Expected return on shareholders' net assets		27	43
EEV underlying profit before tax	-21%	154	196
New business margin		2.6%	2.3%
Return on embedded value		8.4%	11.5%

UK Life & Pensions EEV underlying profit decreased by 21% to £154 million (2005: £196m), as a result of non-recurrence of the 2005 positive, mainly one-off, items in operating assumption changes and experience variances, modest negative experience variances and a lower expected return on shareholders' net assets. Offsetting these items were the strong growth in new business contribution and the growth in expected return on in-force business.

The return on embedded value, based on underlying profit after tax, has consequently reduced from 11.5% to 8.4% for the same reasons.

The contribution from UK new business has increased by 51% to £53 million (2005: £35m) driven by strong new business growth and improved expense efficiency. The contribution is stated net of the cost of solvency capital of £2 million (2005: £2m) and share based payments of £1 million (2005: £1m).

The contribution from the in-force business decreased to £86 million (2005: £128m). It comprises expected return on in-force business of £94 million (2005: £79m), experience variances of £(8) million (2005: £19m) and operating assumption changes of £nil (2005: £30m).

The 19% uplift in expected return on in-force business was driven by the increase in size of the portfolio.

The main component of the adverse experience variance arises from lower persistency on legacy bond products, mainly investment bonds and With Profits bonds where market value reduction factors on surrender no longer apply, and, to a lesser extent, more group pension scheme members taking advantage of flexibility in our products to reduce contributions. The contribution from new business reflects the impact of this emerging experience which is expected to result in a modest adverse operating assumption change in the full year results. There were a number of other variances, including a negative tax variance reflecting lower than expected utilisation of tax losses arising on new business strain and a positive variance reflecting reduced shareholder exposure to the cost of options and guarantees arising from an increase in working capital in the With Profits fund.

The positive 2005 operating assumption change was the shareholder impact of updating the With Profits Fund realistic non-economic assumptions (such as the proportion of cash taken by deferred annuitants with guaranteed annuity options at the time of vesting).

UK operating expenses (ie acquisition, maintenance and development costs but excluding commission and investment fees) have reduced by 2% to £119 million (2005: £122m), but are expected to increase in the second half of the year as a result of investment in the growth of our business. Our technology provides the ability to process higher volumes of new business with little additional cost. We expect to drive growth in new business volume at a considerably faster rate than expenses. Therefore we expect acquisition costs to increase modestly and maintenance costs to be broadly flat. Development costs have increased from £10 million to £12 million, in line with the indication given at our 2005 preliminary results. This reflects additional investment in our e-commerce propositions and infrastructure to support our new distribution relationships.

In accordance with our planned development of a wrap platform for implementation in 2007, development expenses will increase in the second half of the year.

The expected return on Life & Pensions shareholders' net assets has fallen by 37% to £27 million (2005: £43m). This is due to a number of different factors including a reduction in the assumed rate of return to 4.1% (2005: 4.6%), a reduction in shareholders' investments in equities, and the net impact of increased STICS interest payments after the 2005 issue. The expected tax rate applied has increased due to there being lower tax losses brought forward.

International Life & Pensions

	Change	Half year ended 30 June 2006 £m	2005 £m
Contribution from new business	+57%	36	23
Profit from existing business:			
- Expected return		12	12
- Experience variances		-	(3)
- Operating assumption changes		-	-
Expected return on shareholders' net assets		-	1
EEV underlying profit before tax	+45%	48	33
New business margin		3.6%	3.4%
Return on embedded value		15.9%	13.3%

International Life & Pensions EEV underlying profit has increased by 45% to £48 million (2005: £33m), mainly as a result of strong new business profits.

The return on embedded value based on underlying profit after tax has increased from 13.3% to 15.9%, also driven by new business profits.

The contribution from International new business has increased by 57% to £36 million (2005: £23m), driven primarily by 50% volume growth. The margin increased from 3.4% to 3.6%. The Lombard contribution is £20 million (2005: £12m) with the increase due to 56% higher new business volumes. The growth of the FPI contribution to £16 million (2005: £11m) was driven by 43% growth in new business.

The profit from existing business is £12 million (2005: £9m). This comprises the expected return on the value of the in-force business, which is unchanged at £12 million and experience variances of £nil million (2005: £(3)m).

Asset Management

	Change	Half year ended 30 June 2006 £m	2005 £m
Net revenues	-1%	126	127
Underlying operating expenses #	-4%	(75)	(72)
Other expenses #		-	(3)
Underlying profit before tax	-2%	51	52
Operating margin		41%	43%
F&C underlying earnings per share		7.4p	7.9p

Underlying operating expenses exclude the Re-Investment Plan costs, amortisation and impairment of intangible assets, restructuring costs and net operating costs on investment and insurance contracts. Other expenses include costs of servicing loans and pension scheme costs.

F&C Asset Management plc is our 52% owned Asset Management business. Underlying profit is £51 million (2005: £52m), although as described below the second half result is not expected to mirror the first half.

Funds under management have reduced from £131 billion at 31 December 2005 to £107 billion at 30 June 2006, mainly impacted by the previously reported withdrawal of £20 billion Resolution Life plc funds late in quarter 1. F&C received a termination payment of £27 million in respect of the withdrawals, which does not impact underlying profit, as it reduces the carrying value of the related intangible asset.

F&C has been notified of the loss of a long-standing Dutch pension client, Vervoer and also the property portfolio mandate of the Electricity Supply Pension Scheme (ESPS). Despite the loss of the Resolution funds, investment fees were £131 million, on a par with those earned in the first half of 2005. However, revenues benefited from some £7 million of fees in respect of Resolution, Vervoer and ESPS. These revenues will not recur in the second half of 2006.

The average fee rate for funds managed has risen from 21 basis points for the full year 2005 to 22 basis points for the first half of 2006.

F&C's expenses are categorised below:

	Half year 30 June 2006 £m	Half year 31 Dec 2005 £m	Half year 30 June 2005 £m
Underlying operating expenses	75	78	72
Amortisation of acquired intangible assets	22	28	28
Recurring expenditure	97	106	100
Integration costs	7	11	14
Re-Investment Plan	6	9	13
Impairment of acquired intangible assets	45	112	-
Non-recurring expenditure	58	132	27

The underlying operating expenses of F&C for the six months to 30 June 2006 amount to £75 million. These are £3 million less than the comparable costs for second half of 2005 and demonstrate the achievement of F&C's anticipated costs synergy benefits arising from the merger, despite further investment during first half of 2006 to support a number of new revenue enhancing initiatives.

The restructuring costs incurred during the first half of 2006 include the final tranche of staff related expenditure associated with the merger, the costs of further integration of its information technology (IT) infrastructure and the cost of providing for onerous lease obligations in respect of vacant premises. While further IT restructuring costs will be incurred in the second half of 2006 the cumulative restructuring expenditure associated with the merger will not exceed the previously stated target of £50 million.

The Group's balance sheet incorporates the net book value attributed by F&C to management contracts acquired as a result of the merger of F&C and ISIS. The

loss of the investment trust and institutional mandates referred to above necessitated a further impairment review being performed by F&C. This resulted in an additional impairment charge of £45 million. The methodology employed compared the discounted profit attributed to these assets with their carrying value. The amount of impairment charge recognised was determined by two factors: firstly, the anticipated remaining lives of these contracts has been shortened to 6 years and 10 years for institutional and investment trust contracts respectively; and secondly, the use of an increased risk discount rate as a result of a small increase in the cost of capital for F&C. Further details are given in the notes to the financial statements.

Since 31 December 2005, F&C's pension deficit has reduced from £48 million to £35 million. This has largely been driven by the increase in corporate bond yields since the year-end.

F&C's underlying earnings per share for the six months to 30 June amount to 7.4 pence compared to 15.9 pence for the full year to 2005 and 7.9 pence for the first half of 2005.

F&C continues to display a strong underlying operating margin in comparison to its peers, achieving 41% for six months to 30 June 2006. The margin has fallen from 44% for 2005, although this is primarily a result of the loss of revenue from Resolution Life.

IFRS BASIS

The June 2005 IFRS results have been restated to reflect the reclassification of STICS from debt to equity, as set out in the 2005 year-end accounts. This has increased profit by £10 million for the half year ended 30 June 2005 as STICS interest is now treated as an appropriation of profit (as required by IFRS) rather than an expense. Underlying profit is not impacted by the restatement.

Group profitability on the IFRS basis

	Change	Half year ended 30 June 2006 £m	Restated 2005 £m
IFRS underlying profit before tax:			
- UK Life & Pensions		55	78
- International Life & Pensions		20	2
- Asset Management		51	52
- Corporate items		(6)	(7)
IFRS underlying profit before tax	-4%	120	125
Other profit items		(72)	81
IFRS profit before tax from continuing operations	-77%	48	206
IFRS underlying earnings per share		3.8p	5.6p
IFRS basic (loss)/earnings per share		(0.6)p	5.0p
Dividend per share		2.65p	2.60p
Dividend cover on underlying basis		1.0 times	1.4 times

IFRS underlying profit before tax is £120 million, a decrease of 4% compared with £125 million in the first half of 2005.

UK Life & Pensions underlying profit has reduced by 29% to £55 million (2005: £78m). The reduction in underlying profit is a result of increased strain from new business. We manage our businesses for shareholder value and although new

business strain can be monetised, this is not reflected in the IFRS result. In the first half, volumes of group pensions sales rose significantly. Although economically profitable, the new business strain causes an initial loss in IFRS terms, to some extent offset by a shift within new group pensions business towards lower and nil-commission business which generates less strain as a proportion of volumes of business written. Lower expected investment returns also influenced the result. These were due to a combination of factors including a reduction in assumed rate of return on fixed interest investments to 4.25% (2005: 5.0%), reduced shareholder equity holdings and the net impact of the STICS interest charge.

The UK Life & Pensions underlying profit comprises:

- With Profits Fund with-profits business of £3 million (2005: £2m)
- With Profits Fund other business £39 million (2005: £39m)
- Other life and pensions business £(12) million (2005: £2m), which includes strain on new business
- Longer-term investment return £25 million (2005: £35m)

International Life & Pensions underlying profit has increased to £20 million (2005: £2m). In force surplus has fully covered the increase in new business strain. The majority of the increase in profit arises from a larger back book and as a result of the reduced impact of front-end charging adjustments.

Asset Management underlying profit has reduced by 2% to £51 million (2005: £52m). The underlying profits for Asset Management are the same under IFRS as discussed in the EEV profits section above.

Corporate items comprise the expected return on the net pension liability £3 million (2005: £1m), expected return on corporate net assets £(3) million (2005: £(2)m), less corporate costs of £6 million (2005: £6m).

IFRS profit before tax from continuing operations has decreased by 77% to £48 million (2005: £206m). This takes into account the difference between the assumed longer-term rate of return and actual investment returns, which was £ (60) million (2005: £44m). In 2006 these mainly reflect the decline in fixed interest values. The other items excluded from underlying profit but included in profit before tax from continuing operations are shown in the following table:

	Half year ended 30 June 2006 £m	2005 £m
Policyholder tax	5	97
Returns on Group controlled funds attributable to third parties	52	14
Non-recurring items	(12)	(29)
Amortisation of Asset Management acquired intangible assets	(22)	(28)
Amortisation of acquired present value of in-force business	(12)	(14)
Amortisation of Life & Pensions acquired intangible assets	(4)	(4)
Impairment of Asset Management acquired intangible assets	(45)	-
Interest payable on STICS	26	10
Short-term fluctuations in investment return	(60)	44
Variation in value of option on convertible debt	-	(9)
Other profit items	(72)	81

The non-recurring items and amortisation and impairment of Asset Management acquired intangible assets are all discussed in the EEV profits section above.

The other main items are:

- Policyholder tax and Returns on Group controlled funds attributable to third parties (the latter mainly representing the minority interest held in F&C Commercial Property Trust, which is 53% owned by the Group's long term funds) are excluded from underlying profit as neither is attributable to shareholders. Policyholder tax was significantly lower than 2005 due to reduced asset values.

- Life & Pensions acquired intangible assets mainly relate to Lombard and FPI client lists.

- Within the calculation of underlying IFRS profit (as in EEV) we account for the STICS as debt to reflect the economic reality. However we are required under the IFRS rules to account for STICS as equity in calculating IFRS profit before tax. We therefore add back the STICS interest that was deducted in calculating underlying profit. The result for 2006 includes interest on the 2005 issue.

DIVIDEND

The interim dividend declared for 2006 is 2.65 pence per share (2005: 2.60p), up 2% in line with our stated policy of dividend growth up to the rate of inflation.

The dividend is covered 1.0 times (2005: 1.4 times) by IFRS underlying profit after tax and minority interests. Growing EEV new business profits are an indicator of future cash generation from the Life & Pensions business and we have considerable flexibility to generate funding if it is required in the future, for example through further securitisations.

Distributable reserves of Friends Provident plc and Friends Provident Life and Pensions Limited combined exceed £700 million and the cash position is being actively managed at Group level, reflecting the balance of cash generative businesses within the Group. Management's intention is to retain any excess capital within the Group, reflecting its view that there are significant prospects for growth in both the UK and International businesses, and that available capital can be profitably deployed.

SHAREHOLDER CASH GENERATION

The cash generated by the business is analysed as follows:

	Half year ended 30 June	
	2006	2005
	£m	£m
UK Life & Pensions:		
- New business strain	(175)	
- Financial reinsurance (net)	(12)	*
- In-force surplus	159	
Pre-tax cash operating movement	(28)	5
Taxation	(1)	39
UK Life & Pensions net cash operating movement	(29)	44
International Life & Pensions:		
- New business strain	(39)	
- Financial reinsurance (net)	-	*

- In-force surplus	48	
Pre-tax cash operating movement	9	-
Taxation	(1)	-
International Life & Pensions net cash operating movement	8	-
Life & Pensions net cash operating movement	(21)	44
Other operating surplus/(deficit)	-	(3)
Investment return	34	23
F&C dividend received	18	17
Total cash generated by the business	31	81
Dividend paid	(108)	(103)
Operating cash movement	(77)	(22)
Capital movements	(47)	(35)
Total cash movement	(124)	(57)

*A full analysis of the Life & Pensions net cash operating movement is not available for the first half of 2005.

The Life & Pensions net cash operating movement has reduced from £44 million surplus to £21 million deficit. Both emerging surplus and new business strain have increased and are expected to continue to do so, as the book of existing business grows and increasing levels of profitable new business are written. New business strain can be monetised and is not a limiting factor on profitable growth. The International operations are self-financing despite being at a fast growth stage of development.

The primary reason for the shift from positive to negative cash operating movement is the non-recurrence of the 2005 UK taxation credit. In 2006 we have not been able to fully offset life and pension tax losses as a result of reduced investment returns, or to surrender such losses to other group companies to the same extent as in 2005.

The run-off of financial reinsurance arrangements for protection business in place at 31 December 2005 caused a £12m negative impact on the UK cash position. The movement is expected to reverse in the second half of the year reflecting the effects of reinsurance arrangements which are expected to provide more than £50m of operating cash flow.

Total cash generated by the business before dividend and capital items is £31m compared to £81 million for the first half of 2005. Capital items comprise the Lombard earn-out payment of £59 million offset by proceeds of shares issued in relation to the vesting of employee share options. The final Lombard earn-out payment is due to be paid in 2007 in respect of the 2006 Lombard results and is payable in either shares or cash at our option. The dividend paid represents the final dividend for 2005.

IFRS underlying profit for the Life & Pensions businesses includes a number of non-cash and one-off items that do not reflect the ongoing cash generative properties of the business. It can be reconciled to the Life & Pensions net cash operating movement, as follows:

	Half year ended 30 June 2006 £m	2005 £m
IFRS Life & Pensions underlying profit before tax:		

- UK Life & Pensions	55	78
- International Life & Pensions	20	2
IFRS Life & Pensions underlying profit before tax	75	80
Add: Non-recurring items	1	(2)
Less: Deferred acquisition costs	(93)	(68)
Add: Other IFRS adjustments*	35	37
Less: Longer term investment return	(25)	(35)
Less: Tax	(2)	39
Less: Financial reinsurance	(12)	(7)
Life & Pensions net cash operating movement	(21)	44

* Other IFRS adjustments mainly disallow front-end charging and provide for future renewal commissions.

SHAREHOLDERS' EQUITY

The embedded value, on a pro-forma basis, is £3,451 million (31 December 2005: £3,464m). It comprises:

	Change	30 June 2006 £m	31 Dec 2005 £m
Shareholders' invested net assets	-11%	952	1,064
Value of in-force Life & Pensions business	+3%	2,083	2,019
Market value of the listed Asset Management business	+9%	479	441
Less value of future corporate costs		(47)	(47)
Less net pension liability		(16)	(13)
Pro forma embedded value	-	3,451	3,464

Shareholders' invested net assets

Shareholders' invested net assets, combined with the benefit provided by our financial reinsurance arrangements, is a proxy of our net cash position, and is as follows:

	30 June 2006 £m	31 Dec 2005 £m
Shareholders' invested net assets:		
- Life & Pensions net assets	1,010	1,050
- Corporate net (liabilities)/assets	(58)	14
	952	1,064
Financial reinsurance	57	69
Shareholder proxy net cash position	1,009	1,133

The reduction of £124 million is analysed in the Shareholder cash generation section above. This table does not reflect the additional cash available as a result of the Box Hill securitisation. We retain significant capacity and have a proven capability to raise cash through further securitisations. This is an effective cash and capital management tool that we intend to continue to exploit.

As at 30 June 2006 the Shareholders' net assets were invested broadly in a mix of 54% equities and 46% fixed interest securities and cash.

Value of in-force Life & Pensions business

The value of the in-force business has increased by 3% to £2,083 million (31 December 2005: £2,019m) due to high levels of new business but offset by the negative impact of investment return variances net of economic assumption changes. The analysis of change in the Life & Pensions embedded value is as follows:

	Value of in-force £m	Net assets £m	Life & Pensions EEV £m
- Free surplus		499	
- Required capital		551	
Life & Pensions EEV at 31 December 2005	2,019	1,050	3,069
Contribution from new business	293	(204)	89
Profit from existing business:			
- Expected return	105	1	106
- Experience variances	(7)	(1)	(8)
- Operating assumption changes	-	-	-
- Expected transfer to net assets	(172)	172	-
Development costs	-	(12)	(12)
Expected return on shareholders' net assets	-	27	27
Life & Pensions EEV underlying profit before tax	219	(17)	202
Non-recurring items	-	1	1
Investment return variances	(80)	(311)	(391)
Effect of economic assumption changes	(52)	271	219
Life & Pensions EEV profit before tax	87	(56)	31
Attributed tax	(23)	16	(7)
Life & Pensions EEV profit after tax	64	(40)	24
- Free surplus		461	
- Required capital		549	
Life & Pensions EEV at 30 June 2006	2,083	1,010	3,093

Market value of F&C

The market value of our 52% shareholding in F&C, our listed Asset Management business has increased by 9% to £479 million (31 December 2005: £441m). The share price increased from £1.75 at 31 December 2005 to £1.90 at 30 June 2006.

Reconciliation of IFRS Shareholders' equity to pro forma embedded value

The IFRS balance sheet reconciles to the pro forma embedded value as follows:

	30 June 2006 £m	31 Dec 2005 Restated £m

Equity attributable to equity holders of the parent on IFRS basis	3,388	3,498
Less IFRS items:		
- Goodwill (net of provision for future consideration)	(257)	(198)
- Other intangible assets	(74)	(76)
- Acquired PVIF	(271)	(282)
- STICS	(794)	(810)
- Deferred acquisition costs	(1,087)	(994)
- Deferred front end fees	85	85
- IFRS reserving and other adjustments	423	385
Add EEV items:		
- Value of in-force Life & Pensions business	2,083	2,019
- Provision for future corporate costs	(47)	(47)
- Adjustment of long term debt to market value	(73)	(134)
- Adjustment of F&C to market value	75	18
Pro forma embedded value	3,451	3,464

Embedded value per share

The pro forma embedded value per share has reduced by 1% to £1.63 (31 December 2005: £1.65) with the movement analysed as follows:

	Half year ended 30 June 2006	2005
EEV underlying profit	12p	13p
Investment variances and effect of economic assumption changes	(6p)	3p
Non-recurring items	(1p)	(1p)
Amortisation and impairment of intangible assets	(3p)	(1p)
F&C adjustment to market value	3p	(4p)
Tax	-	(5p)
Dividend	(5p)	(5p)
Change as a result of business combinations	-	(6p)
Lombard earn-out	(3p)	-
Other (including minority interest in F&C loss)	1p	4p
Movement in pro forma embedded value per share	(2p)	(2p)

LONG-TERM BORROWINGS

Long-term borrowings external to the Group are as follows:

	Shareholder impact	Coupon %	Interest for half year 30 June 2006 £m	30 June 2006 £m	31 Dec 2005 £m
Subordinated liabilities:					
£215m FP Finance PLC undated subordinated guaranteed bonds callable 2006	100%	9.125	9.8	215	215
£10m Lombard undated subordinated loans	100%	Various	0.3	10	10

£9m F&C subordinated loan	100%	6m LIBOR + 1.05	0.3	9	10
Debenture loans:					
£280m Box Hill Life Finance plc securitisation notes - class A-1 due 2016	60%	3m LIBOR + 0.20	5.9	198	280
£100m Box Hill Life Finance plc securitisation notes - class A-2 due 2019	60%	3m LIBOR + 0.23	2.4	100	100
£5m Friends Provident Investment Holdings plc loan notes due 2006	nil	LIBOR - 0.5	0.1	5	6
£230m F&C Commercial Property Trust secured bonds due 2017	nil	5.23	6.1	229	229
€35m Lombard financial reinsurance treaty	100%	LIBOR + 2	0.7	24	22
£18m Friends Provident plc loan notes due 2011	100%	LIBOR - 0.75	0.1	18	-
Convertible bonds:					
£290m Friends Provident plc convertible bonds due 2007	100%	5.25	7.6	279	276
Total long-term borrowings			33.3	1,087	1,148
Subordinated borrowings designated as equity:					
£300m Friends Provident plc STICS callable 2019	100%	6.875	10.3	297	297
£500m Friends Provident plc STICS callable 2015	100%	6.292	15.7	495	495
Total long-term borrowings including STICS			59.3	1,879	1,940

Borrowings are valued on an IFRS basis, net of capitalised issue costs.

The Group's long-term borrowings, including STICS (which are treated as equity in IFRS), total £1,879 million (31 December 2005: £1,940m).

As previously reported, part of the proceeds of the STICS issued in 2005 will be used to fund the redemption of the £215 million undated subordinated guaranteed bonds in November 2006.

Of the £280 million class A-1 securitisation notes, £82 million was repaid in April 2006 as a result of surplus emergence in 2005.

F&C intends to refinance the £180m inter-company loan due to be repaid to Friends Provident in November 2006 with external debt. To maintain maximum implementation flexibility an agreement has been reached to roll over the current loan on a month-by-month basis until the refinancing is in place.

FINANCIAL STRENGTH

The Group remains financially strong and our financial standing has been further improved during the first half of 2006. We continue to manage our business on the basis of our economic capital whilst ensuring that we also comply comfortably with all other capital requirements. These include the realistic solvency requirement for our With Profits business, our regulatory solvency requirements and our Group solvency requirements as detailed below.

The Group continues to have significant further access to additional debt capital if required, including via securitisation. The need for further capital resources is monitored as part of ongoing capital management, and we foresee no

need to raise equity capital to fund organic growth.

Our actions to reduce financial risk in the business have produced tangible benefits, for example with our management of the With Profits Fund and the Pension Scheme, as discussed below.

FPLP Realistic solvency

Surplus assets of the FPLP With Profits Fund on a realistic basis have increased to £246 million (31 Dec 2005: £236m), with the negative impact of investment markets more than offset by a number of items including reduction in guarantees due to lapses and release of provisions. The Risk Capital Margin has reduced to £260 million (31 Dec 2005: £276m), mainly due to better matching of hedging assets to equity exposure, leaving £14 million (31 Dec 2005: £40m) to be met from surplus assets of some £1.8 billion (31 December 2005: £1.8bn) outside of the With Profits Fund. The With Profits Fund is nearing the position of fully covering the Risk Capital Margin without the need for additional shareholder support.

The With Profits Fund Realistic Balance Sheet is resilient in the event of falls or rises in investment markets. This is due in large measure to the actions we have taken to hedge the provisions made to cover the cost of guarantees and options, as discussed in the Risk Management section below. The quantum of shareholder support required is subject to some volatility, although any variances will be modest in the context of a £14 billion fund.

FPLP Regulatory solvency

Solvency is calculated on both a regulatory and a realistic basis. The two calculations are then compared after applying stress tests to each and the more onerous requirement is applied. Currently the more onerous requirement for FPLP is the realistic basis. This results in a With Profits Insurance Capital Component of £666 million (31 December 2005: £639m) as shown below:

	Realistic			Regulatory	
	30 June 2006 £m	31 Dec 2005 £m		30 June 2006 £m	31 Dec 2005 £m
Working capital	246	236	Surplus	1,496	1,498
Risk capital margin	(260)	(276)	Long term insurance capital requirements	(494)	(549)
			Resilience capital	(350)	(350)
Realistic peak	(14)	(40)	Regulatory peak	652	599
			With Profits Insurance Capital Component	(666)	(639)
	(14)	(40)		(14)	(40)

The Free Asset Ratio (FAR) is a common measure of financial strength. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of actuarial reserves. For FPLP it has increased to an estimated 19.6% (31 December 2005: 18.3%) and available assets to meet capital requirements are £3.5 billion (31 December 2005: £3.5bn).

Capital requirements provided for in the EEV

Shareholder capital requirements provided for in the EEV reflect the economic risks borne by shareholders and are consistent with the Group's risk appetite.

They comprise regulatory capital requirements for shareholder non-profit business, support for with-profits business and additional economic capital as follows:

	30 June 2006 £m	31 Dec 2005 £m
Regulatory capital for non-profit business	385	361
Shareholder support for With Profits Fund	14	40
Contingent loan to With Profits Fund	50	50
Additional economic capital	100	100
Total capital requirements provided for in the EEV	549	551

Life & Pensions capital position

The total available capital resources, calculated in accordance with FRS 27 on a realistic basis for the FPLP With Profits Fund and on a regulatory basis for all other funds, is £2.4 billion (31 December 2005: £2.5bn). The regulatory capital requirement is £0.6 billion (31 December 2005: £0.7bn). Therefore the excess capital resources over the capital requirement remains at £1.8 billion (31 December 2005: £1.8bn). The bulk of the Group's capital is held outside the With Profits Fund and, consequently, can be deployed around the Group with a relatively high degree of flexibility.

Group solvency

The Group is required to comply with the Insurance Groups Directive, which requires a very prudent measure of excess capital resources as it excludes any surplus capital within the long-term fund. This is formally measured on an annual basis, and at 31 December 2005 Group capital resources exceeded Group capital requirements by £792m.

Credit ratings

External agencies, such as Standard and Poor's, Moody's and Fitch regularly perform independent assessments of the financial strength of life companies and publish their ratings.

In July 2006, Moody's upgraded FPLP's rating from A2 to A1 (strong) with a stable outlook, reflecting improvements in capital strength and risk management, and its opinion that our strong business performance is sustainable. Both Standard & Poor's and Fitch maintained FPLP's rating at A+ (strong) with a stable outlook.

Risk management

We have a leading risk management capability and continue to look for opportunities in this area. Our vision for risk management is for consideration of risk and confident risk-taking to be embedded in all activities. Risk appetite is set by the Board and we seek risks that we can manage so as to make superior returns while avoiding, mitigating or transferring unattractive risks. To bring our risk profile into line with the risk appetite set by the Board we have taken a number of specific actions including:

- Managing the proportion of equity and property backing asset shares in the With Profits Fund. At 30 June 2006 this proportion was 53% (31 December 2005: 52%).

- Hedging against falls in the investment markets within the With Profits Fund. The bulk of with-profits policyholders have minimum guarantees

that protect them against significant falls in investment prices. The cost of these guarantees is met by working capital within the With Profits Fund, and backed by shareholders. A series of equity options and futures has been introduced, and is monitored on a daily basis, to hedge against falls in investment markets. This increases the resilience of the With Profits Fund, significantly reducing the risk of the With Profits Fund working capital being insufficient to fund its liabilities, and therefore calling on shareholder support.

- Hedging against interest rate falls in the With Profits Fund. A number of policies in the With Profits Fund have guaranteed annuity options. The cost of these guarantees rises as interest rates fall, and falling interest rates in recent years as well as increasing longevity have therefore seen the cost of funding such guarantees increase. We have put in place a series of interest rate swaps and swaptions to minimise the impact of any interest rate falls. This measure enhances the resilience of the With Profits Fund minimising the risk of the fund requiring shareholder support.

- Tax management. The Group has a clearly defined tax strategy, with a formal risk strategy in planning for transactions, maximising tax relief values at the earliest opportunity, and managing the tax liabilities of the Group.

- Using inflation swaps in the Friends Provident Pension Scheme to protect the fund from the impact of falls in real interest rates. Experience since they were put in place in 2003 has resulted in these assets having a value of £83 million as at 30 June 2006. (representing approximately 10% of total scheme liabilities), resulting in the scheme's deficit being one of the smallest of comparable FTSE 100 company schemes.

- Stabilising Friends Provident's pension scheme exposure. We have proposed closing Friends Provident's defined benefit pension scheme to new entrants from 1 July 2007. In addition, the employer contributions will be increased from 15% to 20% of member salaries from July 2006 to reduce the deficit. Employees will be able to choose to accrue benefits for retirement at different ages depending on level of employee contributions.

FUTURE CONSIDERATION FOR LOMBARD

The strong performance from Lombard in 2005 resulted in the maximum earn-out consideration for the year, which was paid in cash and loan notes in April 2006. Under IFRS a provision of £87 million (2005: £146m) has been established for the final 2007 payment, which will be based on the 2006 Lombard results and assumes a growth rate in new business profits of 15% on 2005. Under the assumption of no growth in new business profits the provision would be £70 million, while assuming 25% growth would result in a provision of £104 million. The maximum remaining payout would be €160 million (£109 million). No provision has been made for the final 2007 payment on an EEV basis due to the uncertainty of the amount of future earn-out that is reflected in EEV earnings to date and because the EEV impact is dependent on whether the amount is settled in shares or net assets.

Lombard consideration:

Date	€m	£m
January 2005 initial consideration	265	187
April 2005 first earn-out payment	90	62
April 2006 second earn-out payment	85	59
April 2007 final earn-out payment (assuming 15% growth in new business profits)	128	87
Total	568	395

within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the ongoing performance of the Group and focus on this measure of profit in its internal monitoring of the Group's EEV results.

EEV underlying profit is based on expected investment return and excludes: (i) amortisation and impairment of Asset Management acquired intangible assets (ii) effect of economic assumption changes (iii) non-recurring items; and is stated after deducting interest payable on STICS.

Earnings per share on an EEV basis
For the half year ended 30 June 2006

	Notes	Half year ended 30 June 2006	Half year ended 30 June 2005	Year ended 31 Dec 2005
Basic earnings per share (pence)	5	3.8	8.5	21.2
Underlying earnings per share (pence)	5	8.0	8.5	16.3

There is no dilution to earnings per share for the half years to 30 June 2006 and 30 June 2005. For the 2005 year there was a dilution of 0.2p.

Consolidated statement of recognised income and expense on an EEV basis

For the half year ended 30 June 2006

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 £m	Year ended 31 Dec 2005 £m
Actuarial gains/(losses) on defined benefit plans net of tax	5	7	(28)
Foreign exchange adjustments	(1)	(16)	(9)
Net gain/(loss) recognised directly in equity	4	(9)	(37)
Profit after tax for the period	70	175	404
Total recognised income and expense for the period	74	166	367
Attributable to:			
Ordinary shareholders of the parent	80	174	417
Minority interest	(6)	(8)	(50)
Total recognised income and expense for the period	74	166	367

Summary consolidated balance sheet on an EEV basis

At 30 June 2006

	30 June 2006 £m	30 June 2005 £m	31 Dec 2005 £m
Life & Pensions - long-term funds	661	723	621
Life & Pensions - shareholders' funds	349	324	429

The cap on the total payment will be at the lowest of:

(i) €600 million;

(ii) 1.4 times 2006 year end embedded value; and

(iii) the aggregate of 2006 year end embedded value and 2.0 times 2006 new business profits after tax and solvency margin.

Summary consolidated income statement on an EEV basis

For the half year ended 30 June 2006

	Notes	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 £m	Year ended 31 Dec 2005 £m
Life & Pensions				
Contribution from new business	2b, 3a	89	58	144
Profit from existing business:				
Expected return		106	91	196
Experience variances		(8)	16	22
Operating assumption changes		-	30	16
Development costs		(12)	(10)	(25)
Expected return on shareholders' net assets within the Life & Pensions business		27	44	81
Life & Pensions underlying profit	2a	202	229	434
Asset Management underlying profit		51	52	108
Expected return on net pension liability		3	-	(2)
Expected return on corporate net assets		(3)	(3)	(7)
Corporate costs		(6)	(6)	(12)
Operating assumption changes for corporate costs		-	-	3
Underlying profit before tax		247	272	524
Investment return variances		(327)	207	550
Effect of economic assumption changes		219	(134)	(238)
Non-recurring items	4	(12)	(29)	(59)
Amortisation of Asset Management acquired intangible assets		(22)	(28)	(56)
Impairment of Asset Management acquired intangible assets		(45)	-	(112)
Variation in value of option on convertible debt		-	(9)	(9)
Profit before tax		60	279	600
Tax credit/(charge)		10	(104)	(196)
Profit after tax for the period		70	175	404
Attributable to:				
Ordinary shareholders of the parent		80	175	441
Minority interest		(10)	-	(37)
Profit after tax for the period		70	175	404

EEV underlying profit is a measure of profit which excludes profit generated

Life & Pensions net assets	1,010	1,047	1,050
Corporate net (liabilities)/assets	(58)	(46)	14
Shareholders' invested net assets	952	1,001	1,064
Attributable net asset value of the Asset Management business net of minority interest	404	466	423
Net pension (liability)/asset of Friends Provident Pension Scheme	(16)	3	(13)
Shareholders' net worth	1,340	1,470	1,474
Provision for future corporate costs	(47)	(48)	(47)
Value of in-force Life & Pensions business	2,083	1,827	2,019
Ordinary shareholders' net assets on an EEV basis	3,376	3,249	3,446
Called-up share capital	214	214	214
Share premium account	2,050	2,035	2,038
EEV reserves	1,112	1,000	1,194
Ordinary shareholders' equity on an EEV basis	3,376	3,249	3,446

Consolidated movement in ordinary shareholders' equity on an EEV basis

For the half year ended 30 June 2006

	Half year ended 30 June 2006 £m	2005 £m	Year ended 31 Dec 2005 £m
Total recognised income and expense for the period attributable to ordinary shareholders of the parent	80	174	417
Dividends on equity shares	(108)	(103)	(157)
Share based payments (impact on EEV reserves)	5	9	14
Earn-out payments	(59)	-	-
Conversion option on convertible bond	-	51	51
(Decrease)/increase in EEV reserves for the period	(82)	131	325
Increase as a result of business combinations	-	148	148
Share based payments (impact on share capital and share premium)	12	2	5
Net change to ordinary shareholders' equity	(70)	281	478
At beginning of period	3,446	2,968	2,968
At end of period	3,376	3,249	3,446

Value of in-force Life & Pensions business on an EEV basis

At 30 June 2006

	30 June 2006 £m	30 June 2005 £m	31 Dec 2005 £m
Value of in-force allowing for market risk (excluding time value of options and guarantees)	2,288	2,014	2,215
Time value cost of options and guarantees (including the impact of non-market risks)	(82)	(75)	(75)

Cost of regulatory solvency capital, plus excess economic capital requirements	(39)	(39)	(34)
Provision for operational risks	(84)	(73)	(87)
Value of in-force Life & Pensions business	2,083	1,827	2,019

Pro forma embedded value

At 30 June 2006

	30 June 2006 £m	30 June 2005 £m	31 Dec 2005 £m
Ordinary shareholders' equity on an EEV basis	3,376	3,249	3,446
Adjustment to the value of the listed Asset Management business to market value	75	33	18
Pro forma embedded value	3,451	3,282	3,464
Pro forma embedded value per share	£1.63	£1.57	£1.65

MORE TO FOLLOW

Regulatory Announcement

Go to market news section

Company	Friends Provident PLC
TIDM	FP.
Headline	Interim Results - Part 2
Released	07:00 08-Aug-06
Number	3705H

RNS Number:3705H
Friends Provident PLC
08 August 2006

Part 2

Notes to the EEV results

1. Methodology

1.1 Basis of preparation

The EEV results presented in this document have been prepared in accordance with the European Insurers' Chief Financial Officers Forum's EEV Principles issued in May 2004 and the Additional Guidance issued in 2005. The directors are responsible for the preparation of the EEV results in accordance with the EEV Principles.

The EEV basis of reporting is designed to recognise profit as it is earned over the term of the policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the IFRS basis of reporting, but the timing of recognition is different.

The reported embedded value provides an estimate of the value of shareholders' interest in the covered business, excluding any value that may be generated from future new business. The covered business incorporates the Life & Pensions business (defined as long term business by the UK and overseas regulators) but excludes the Asset Management business. This value comprises the sum of the shareholders' net worth, the provision for future corporate costs and the value of existing business. The shareholders' net worth is the net assets attributable to shareholders, and is represented by the sum of required capital and free surplus. The value of existing business is the present value of the projected stream of future distributable profits available to shareholders from the existing business at the valuation date, on a best estimate basis allowing for risk, adjusted for the cost of holding required capital.

The Group's Report & Accounts for the year ended 31 December 2005 contain further information on the methodologies applied in preparing the EEV results. There have been no significant changes to the methodologies used to prepare these interim results from those used to prepare the Group's Report & Accounts for the year ended 31 December 2005.

The EEV Principles have been followed in respect of non-covered business. In other respects the IFRS basis of reporting has been applied unless the EEV Principles permit otherwise. In particular the Principles have been applied to reflect STICS as debt rather than as equity.

In addition, a pro forma embedded value is reported showing ordinary shareholders' funds on an EEV basis adjusted to include the F&C listed subsidiary at market value.

Shareholders' net assets on an EEV basis for the Group consist of the following:

- Life & Pensions net assets;
- the Group's share of its investment in the Asset Management business (including the net pension liability) on an IFRS basis;
- corporate net liabilities;
- the net pension liability of FPPS on an IAS 19 basis but including holdings in non-transferable securities issued by the Group (both net of deferred tax);
- a provision for future corporate costs; and
- the present value of future profits attributable to shareholders from existing policies of the Life & Pensions business.

No provision is made for the cost of future earn-out payments in respect of the Lombard acquisition.

The shareholders' net worth includes the corporate debt of the Group. This debt is valued at market value, consistent with the EEV guidance.

EEV and other balance sheet items denominated in foreign currencies have been translated to sterling using the appropriate closing exchange rate. The new business contribution and other income statement items have been translated using an average exchange rate for the relevant period.

The EEV results were approved by the Board of Directors on 7 August 2006.

1.2 New business

New business within the covered business includes:

- premiums from the sale of new contracts;
- payments on recurring single premium contracts, including Department of Work and Pensions rebate premiums, except existing stakeholder-style pensions business where, if a regular pattern in the receipt of premiums for individuals has been established, the regular payment is treated as a renewal of an existing contract and not new business;
- non-contractual increments on existing policies; and
- new entrants in group pensions business.

1.3 Allowance for risk

The allowance for risk in the shareholders' cash flows is a key feature of the EEV principles. The EEV guidance sets out three main areas to allow for risk in an embedded value:

- the risk discount rate;
- the allowance for the cost of financial options and guarantees; and
- the cost of holding both prudential reserves and any additional required capital.

The market-consistent approach has been used to allow for risks in all three areas.

1.4 Derived risk discount rates

A market-consistent embedded value has been calculated for each product line by valuing the cash flows in line with the prices of similar cash flows traded on the open market.

In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. The 'certainty equivalent approach' has been applied whereby for liabilities where the payouts are either independent or move linearly with market movements, assets are assumed to earn the risk-free rate and all cash flows are discounted using the risk-free rate.

For presentational purposes, a set of risk discount rates has been derived that would give the same value under a traditional embedded value approach as that from the market-consistent embedded value determined above.

1.5 Other assumptions

Allowance has been made for the costs of financial options and guarantees to policyholders, burn-through costs to the shareholders of assets in the With Profits Fund being insufficient to meet guarantees, and the costs of non-market risks.

1.6 Financial options and guarantees

The burn-through cost at 30 June 2006 of £82m (30 June 2005: £75m) is split between £47m (30 June 2005: £43m) market risk and £35m (30 June 2005: £32m) non-market risk.

1.7 Required capital and the cost of capital

In aggregate, the economic capital requirements at a product level at 30 June 2006 were higher than regulatory requirements by approximately £100m (30 June 2005: £100m).

Capital requirements under EEV amounted to £549m (30 June 2005: £704m). This includes shareholders' assets required to support the With Profits Fund.

1.8 Non-market risk

A provision of £84m (30 June 2005: £73m) has been made for operational risks in the shareholders' funds.

This provision of £84m is equivalent to a 0.4% (30 June 2005: 0.4%) increase in the derived risk discount rate for UK Life & Pensions business and 0.8% (30 June 2005: 0.8%) for International Life & Pensions business, recognising the higher operational risk in International business.

1.9 Expenses

(a) Corporate costs

For the half year to 30 June 2006, £4m (30 June 2005: £3m) of corporate costs were regular ongoing corporate costs and £2m (30 June 2005: £3m) were development or one-off costs. Ongoing costs of £6m per annum have been capitalised under EEV Principles. The impact is a provision of £47m (31 December 2005: £47m).

(b) Service costs

F&C service fee profits in respect of covered Life & Pensions business, of approximately £7m (30 June 2005: £9m), are brought into the consolidated income statement on an IFRS basis, and F&C is brought into the pro forma embedded value at market value.

Productivity gains have been assumed within the EEV results in respect of International business. The Lombard EEV has been reduced by £7m (30 June 2005: £9m) for a projected expense overrun for the period to 2009 and a lower rate of expense inflation has been assumed for Friends Provident International Limited business. These make allowance for anticipated future productivity gains as these businesses grow.

2. Segmental analysis

(a) Life & Pensions EEV profit

Half year ended 30 June 2006

	Notes	Half year ended 30 June 2006 UK £m	Intn'l £m	Total £m	Half year ended 30 June 2005 UK £m	Intn'l £m	Total £m	Year ended 31 Dec 2005 Total £m
Contribution from new business	2(b),3(a)	53	36	89	35	23	58	144
Profit from existing business:								
Expected return		94	12	106	79	12	91	196
Experience variances		(8)	-	(8)	19	(3)	16	22
Operating assumption changes		-	-	-	30	-	30	16
Development costs		(12)	-	(12)	(10)	-	(10)	(25)
Expected return on shareholders' net assets within the Life & Pensions business		27	-	27	43	1	44	81
Life & Pensions EEV underlying profit before tax		154	48	202	196	33	229	434
Non-recurring items	4	1	-	1	(1)	(1)	(2)	(13)
Investment return variances	3(e)	(374)	(17)	(391)	281	9	290	641
Effect of economic assumption changes		214	5	219	(131)	(3)	(134)	(236)
Life & Pensions EEV profit before tax		(5)	36	31	345	38	383	826
Attributed tax charge	3(f)	1	(8)	(7)	(104)	(7)	(111)	(232)
Life & Pensions EEV profit after tax		(4)	28	24	241	31	272	594

(b) New business margin

Half year ended 30 June 2006

	Half year ended 30 June 2006 UK	Intn'l	Total	Half year ended 30 June 2005 UK	Intn'l	Total	Year ended 31 Dec 2005 Total

Contribution from new business	£53m	£36m	£89m	£35m	£23m	£58m	£144m
Volume of new business Annualised Premium Equivalent (APE)	£327m	£121m	£448m	£226m	£80m	£306m	£727m
Margin - APE	16.3%	29.7%	19.9%	15.3%	29.3%	19.0%	19.8%
Volume of new business Present Value of New Business Premiums (PVNBP)	£2,020m	£1,012m	£3,032m	£1,510m	£675m	£2,185m	£5,397m
Margin - PVNBP	2.6%	3.6%	2.9%	2.3%	3.4%	2.7%	2.7%

APE equals 100% of annualised regular premium plus 10% of single premium. PVNBP equals new single premiums plus the expected present value of new regular premium business.

(c) Segmental consolidated balance sheet on an EEV basis

Half year ended 30 June 2006

	30 June 2006 Segmental analysis £m	30 June 2006 Intra-group debt (ii) £m	30 June 2006 Total £m	30 June 2005 Total £m	31 Dec 2005 Total £m
Life & Pensions - long-term funds	661	(180)	481	543	441
Life & Pensions - shareholders' funds	349	770	1,119	1,094	1,199
Life & Pensions net assets	1,010	590	1,600	1,637	1,640
Corporate net assets	(58)	(795)	(853)	(841)	(781)
Shareholders' invested net assets	952	(205)	747	796	859
Attributable net asset value of the Asset Management business net of minority interest (i)	404	205	609	671	628
Net pension liability of Friends Provident Pension Scheme	(16)	-	(16)	3	(13)
Shareholders' net worth	1,340	-	1,340	1,470	1,474
Provision for future corporate costs			(47)	(48)	(47)
Value of in-force Life & Pensions business			2,083	1,827	2,019
Ordinary shareholders' net assets on an EEV basis			3,376	3,249	3,446
Called-up share capital			214	214	214
Share premium account			2,050	2,035	2,038
EEV reserves			1,112	1,000	1,194
Ordinary shareholders' equity on an EEV basis			3,376	3,249	3,446

(i) The attributable net asset value of the Asset Management business includes goodwill of £330m at 30 June 2006 (31 Dec 2005: £333m) and other intangible

assets, net of related tax, of £119m (31 Dec 2005: £154m)

(ii) Intra-group long term debt is analysed as follows:

	Debt			Interest payable		
				Half year ended 30 June		Year ended 31 Dec
	30 June 2006 £m	30 June 2005 £m	31 Dec 2005 £m	2006 £m	2005 £m	2005 £m
Due from F&C to FPLP	205	205	205	6	6	12
Due from FPLP to Friends Provident plc	795	795	795	23	7	30

(d) Life & Pensions net assets segmental information by business segment

	Half year ended 30 June 2006			Half year ended 30 June 2005			Year ended 31 Dec 2005
	UK £m	Intn'l £m	Total £m	UK £m	Intn'l £m	Total £m	Total £m
Life & Pensions net assets	987	23	1,010	1,028	19	1,047	1,050
Value of in-force Life & Pensions business	1,579	504	2,083	1,428	399	1,827	2,019
	2,566	527	3,093	2,456	418	2,874	3,069

3. Life & Pensions EEV profit

(a) Contribution from new business

The contribution from new business is calculated using economic assumptions at the beginning of the period. Derived risk discount rates for new business have been based on end-of-period economic assumptions.

The contribution from new business is quoted after cost of required capital and share incentives. The table below gives the contribution before cost of capital and share based payments.

	Half year ended 30 June		Year ended 31 Dec
	2006 £m	2005 £m	2005 £m
Contribution from new business before cost of capital and share based payments	94	62	152
Cost of share based payments	(1)	(1)	(2)
Cost of capital	(4)	(3)	(6)
Contribution from new business	89	58	144

The contribution from new business using end-of-period economic assumptions was £87m (30 June 2005: £58m).

(b) Profit from existing business - Life & Pensions

Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

The expected return on the value of in-force business is the difference between the expected return on the assets backing the liabilities and the expected change in the market-consistent value of the liabilities. Effectively, this approach is similar to applying an unwind in the risk discount rate to the value of the in-force business at the beginning of the year. However, the risk discount rate to be used is a rate appropriate over the period of return only, which is not necessarily equal to the overall in-force risk discount rate averaged across all future durations above.

(c) Development costs - Life & Pensions

Development costs represent investments made to improve future EEV profits, for example by reducing expenses or increasing future new business volumes. In particular, the Life & Pensions costs represent investment in developing advanced electronic trading systems, e-commerce related activities and new business service automation and improvement.

(d) Expected return on shareholders' net assets

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

The expected return on corporate net assets is the longer-term investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the expected return on the net pension liability and the result of the F&C business, which are shown separately in the summary consolidated income statement.

(e) Investment return variance

The split of the investment return variance in the Life & Pensions EEV profit is shown in the table below:

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 £m	Year ended 31 Dec 2005 £m
In respect of net assets at the start of year	(50)	47	84
In respect of covered business	(228)	157	373
Investment return variance after tax	(278)	204	457
Investment return variance before tax	(391)	290	641

The investment return variance of £(50)m after tax relates to shareholder net assets. The investment return variance in respect of covered business comprises £(170)m after tax, relating to the assets backing actuarial liabilities, and £(58)m after tax, relating to the value of in-force business. Together these variances amount to £(278)m after tax and £(391)m before tax.

(f) Attributed tax charge

EEV profits are calculated net of tax and then grossed up at the effective rate of shareholder tax. The full standard rate of UK corporation tax has been used to gross up after tax profits on UK business and appropriate tax rates have been used for the International business.

The following table provides the analysis of the attributed tax charge:

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 £m	Year ended 31 Dec 2005 £m
Contribution from new business	22	15	35
Profit from existing business	28	42	69
Development costs	(4)	(3)	(8)
Expected return on shareholders' net assets within the Life & Pensions business	8	13	24
Non-recurring items	-	-	(3)
Investment return variances	(113)	86	184
Effect of economic assumption changes	66	(42)	(69)
Attributed tax charge	7	111	232

4. Non-recurring items

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 £m	Year ended 31 Dec 2005 £m
Life & Pensions integration costs	-	2	6
Provision for past sales	(1)	-	7
Life & Pensions non-recurring items	(1)	2	13
Asset Management integration costs	7	14	24
Asset Management Reinvestment Plan costs	6	13	22
Asset Management non-recurring items	13	27	46
Total non-recurring items	12	29	59

Explanations of the non-recurring items are set out in note 3 to the IFRS financial information.

5. Earnings per share

Earnings per share have been calculated based on EEV underlying profit attributable to ordinary shareholders of the parent, and on profit after tax attributable to ordinary shareholders of the parent, as the directors believe the former earnings per share figure gives a better indication of operating performance.

Basic and underlying earnings per share

	Half year ended	Half year ended	Year ended

	30 June 2006		30 June 2005		31 Dec 2005	
	Earnings £m	Per share pence	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit after tax attributable to ordinary shareholders of the parent	80	3.8	175	8.5	441	21.2
Investment return variances	327	15.5	(207)	(10.0)	(550)	(26.4)
Variation in value of option on convertible debt	-	-	9	0.4	9	0.4
Effect of economic assumption changes	(219)	(10.4)	134	6.5	238	11.4
Amortisation and impairment of Asset Management acquired intangible assets	67	3.2	28	1.4	168	8.1
Non-recurring items	12	0.6	29	1.4	59	2.8
Tax charge on items excluded from underlying profit	(71)	(3.4)	27	1.3	46	2.2
Minority interest on items excluded from underlying profit	(27)	(1.3)	(19)	(1.0)	(72)	(3.4)
Underlying profit after tax attributable to ordinary shareholders of the parent	169	8.0	176	8.5	339	16.3

	30 June 2006 millions	30 June 2005 millions	31 Dec 2005 millions
Weighted average number of ordinary shares	2,107	2,065	2,082

6. Equity attributable to equity holders of the parent

Ordinary shareholders' equity on an EEV basis reconciles to equity attributable to equity holders of the parent on an IFRS basis as follows:

	30 June 2006 £m	30 June 2005 £m	31 Dec 2005 £m
Ordinary shareholders' equity on an EEV basis	3,376	3,249	3,446
Less items only included on an EEV basis:			
Value of in-force Life & Pensions business	(2,083)	(1,827)	(2,019)
Provision for future corporate costs	47	48	47
Adjustment of long term debt to market value	73	123	134
Add items only included on an IFRS basis:			
Goodwill (net of provision for future consideration)	257	209	198
Other intangible assets	74	79	76
Acquired PVIF	271	291	282
STICS treated as equity	794	794	810
Deferred acquisition costs	1,087	859	994
Deferred front end fees	(85)	(51)	(85)
IFRS reserving and other IFRS adjustments	(423)	(260)	(385)
Equity attributable to equity holders of the parent on an IFRS basis	3,388	3,514	3,498

7. EEV assumptions

7.1 Principal economic assumptions - deterministic

Economic assumptions are actively reviewed and are based on the market yields on risk-free assets at the valuation date.

Assumptions UK and International (excluding Lombard):	30 June 2006 %	30 June 2005 %	31 Dec 2005 %
Risk-free rate (i)	4.7	4.2	4.1
Investment returns before tax:			
Fixed interest	4.4-5.2	3.7-5.0	3.8-4.7
Equities	7.7	7.2	7.1
Properties	6.7	6.2	6.1
Future expense inflation:			
UK business	4.1	3.7	3.9
International business	3.4	3.3	3.15
UK corporation tax rate	30.0	30.0	30.0
Risk discount rate (average):			
In-force (UK business) (ii)	8.1	7.7	7.4
In-force (International business)	6.8	6.3	6.3
Risk discount rate:			
New business (UK business)	6.7	6.7	6.5
New business (International business)	6.4	6.1	6.0

(i) For UK and FPI business the risk-free rate is set with reference to the gilt yield curve at the valuation date. For annuity and with-profits business, a term dependent rate allowing for the shape of the yield curve is used as this can significantly impact value. For other business, a rate based on the annualised 15-year gilt yield is used.

(ii) Breakdown of the average UK risk discount rate is as follows:

	30 June 2006 %	30 June 2005 %	31 Dec 2005 %
Risk-free rate	4.7	4.2	4.1
Market risks non options	2.4	2.5	2.4
Options - market risks	0.3	0.3	0.3
Options - non-market risks	0.3	0.3	0.2
Other market risks	0.4	0.4	0.4
Risk discount rate	8.1	7.7	7.4

Lombard:	30 June 2006 %	30 June 2005 %	31 Dec 2005 %
Risk-free rate	4.4	3.6	3.6
Investment returns before tax	5.7	4.8	4.9
Future expense inflation	3.7	3.3	3.5
Tax rate	25.8	25.8	25.8
Risk discount rate (average) - in-force	7.2	6.2	6.3

Risk discount rate (average) - new business	7.2	6.2	6.3

The key exchange rates used in respect of Lombard business were a closing exchange rate of 1 Euro = £0.6913 (31 Dec 2005: 1 Euro = £0.6871).

Margins are added to the risk-free rates to obtain investment return assumptions for equity and property.

For corporate fixed interest securities the investment return assumptions are derived from an AA-bond yield spread, limited to the actual return on the underlying assets. As a market-consistent approach has been followed, these investment return assumptions affect only the derived risk discount rates and not the embedded value result.

Maintenance expenses are assumed to increase in the future at a rate of 1% per annum for UK business and 0.25% per annum for International business (excluding Lombard) in excess of the assumed long-term rate of retail price inflation. This is derived from the difference between the risk-free rate of return and the average of the FTSE Actuaries over 5-year index-linked gilt at 5% and 0% inflation.

For Lombard the risk-free rate is the average of the 10-15 year and the over 15 year yields using the Euro MTS indices. The investment return assumption is the weighted average (based on asset mix) of returns of fixed interest securities, equities and cash. The Lombard investment return assumption is shown gross of tax, but net of fund management charges.

Average derived risk discount rates are shown below for the embedded value and the contribution from new business. The average derived risk discount rate for in-force has reduced over 2005 due mainly to a lower risk-free rate and a lower risk margin on annuities.

A more detailed split of the derived risk discount rates is given in the following table.

Derived risk discount rates by product type
30 June 2006

				International	
	UK With-profits	UK Annuity	Other UK	Sterling	Euro
Embedded Value	%	%	%	%	%
Risk-free rate	4.7	4.7	4.7	4.7	4.4
Market risks (non-options)	2.8	5.4	1.7	1.3	2.0
Options - market risks	5.1	-	-	-	-
Options - non-market risks	3.7	-	-	-	-
Other non-market risks	0.4	0.4	0.4	0.8	0.8
Risk discount rate	16.7	10.5	6.8	6.8	7.2

31 December 2005

				International	
	UK With-profits	UK Annuity	Other UK	Sterling	Euro
Embedded Value	%	%	%	%	%
Risk-free rate	4.1	4.1	4.1	4.1	3.6
Market risks (non-options)	3.0	6.0	1.7	1.3	1.9
Options - market risks	4.0	-	-	-	-
Options - non-market risks	3.3	-	-	-	-

Other non-market risks	0.4	0.4	0.4	0.8	0.8
Risk discount rate	14.8	10.5	6.2	6.2	6.3

30 June 2006

Contribution from new business	UK %	International Sterling %	International Euro %
Risk-free rate	4.7	4.7	4.4
Market risks	1.6	0.9	2.0
Non-market risks	0.4	0.8	0.8
Risk discount rate	6.7	6.4	7.2

31 December 2005

Contribution from new business	UK %	International Sterling %	International Euro %
Risk-free rate	4.1	4.1	3.6
Market risks	2.0	1.1	1.9
Non-market risks	0.4	0.8	0.8
Risk discount rate	6.5	6.0	6.3

These tables show that with-profits and annuity business is subject to more investment risk than the remaining business, and so the appropriate risk discount rates are higher.

7.2 Principal economic assumptions - stochastic

The cost of options and guarantees is determined using The Smith Model economic scenario generator. The model is calibrated to market conditions at the valuation date and correlations between the asset classes are derived from historic data, consistent with the model used for the Realistic Balance Sheet.

Risk-free rates are calibrated to the gilt yield curve.

Equity volatility is calibrated to replicate the implied volatility of FTSE 100 put options held by the With Profits Fund.

Property holdings are modelled as a mix of equity and gilt assets, calibrated to derive a level of running yield and volatility as observed in historical data.

Sample implied volatilities by asset class - %

30 June 2006	Term (years) 5	15	25	35
15-year risk-free zero coupon bonds	7.9	4.9	4.3	4.8
15-year corporate bonds	9.8	8.1	7.7	7.1
Equity	18.9	20.3	20.7	21.5
Property	14.2	16.0	16.5	17.4

31 December 2005	Term (years) 5	15	25	35
15-year risk-free zero coupon bonds	8.7	5.0	4.4	5.0
15-year corporate bonds	9.8	7.9	7.7	7.6
Equity	17.7	19.8	21.6	21.7
Property	14.9	17.2	19.2	19.3

The volatility represents the variation of return around the average for the particular asset class.

Bonus rates are set at levels which fully utilise the assets supporting the in-force business over its lifetime and are consistent with the economic assumptions and the Group's bonus policy.

7.3 Other assumptions

Other assumptions are regularly reviewed having regard to past, current and expected future experience, and any other relevant data. These are set so as to be best estimate assumptions.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. In particular, improvements in annuitant mortality have been assumed to follow the medium cohort for males and 75% of this for females. Allowance for commission is based on the Group's recent experience.

Consolidated income statement on an IFRS basis

For the half year ended 30 June 2006

	Notes	Half year ended 30 June 2006 £m	Half year ended 30 June 2005* £m	Year ended 31 Dec 2005 £m
Revenue				
Gross earned premiums		489	493	977
Premiums ceded to reinsurers		(49)	(20)	(56)
Net earned premiums		440	473	921
Fee and commission income and income from service activities		258	241	483
Investment income		437	2,420	6,287
Total revenue		1,135	3,134	7,691
Claims, benefits and expenses				
Gross claims and benefits paid		816	772	1,569
Amounts receivable from reinsurers		(22)	(19)	(37)
Net claims and benefits paid		794	753	1,532
Insurance contracts liabilities		(690)	536	514
Investment contracts liabilities		434	1,036	3,822
Transfer to fund for future appropriations		43	58	187
Movement in net assets attributable to unit holders		12	41	136

Movement in policyholder liabilities		(201)	1,671	4,659
Acquisition expenses		126	139	285
Administrative and other expenses		324	335	759
Finance costs		44	30	89
Total claims, benefits and expenses		1,087	2,928	7,324
Profit before tax from continuing operations		48	206	367
Policyholder tax		(5)	(97)	(218)
Profit before shareholder tax from continuing operations		43	109	149
Total tax credit/(charge)		8	(79)	(178)
Policyholder tax		5	97	218
Shareholder tax		13	18	40
Profit after tax from continuing operations	2	56	127	189
Profit after tax from discontinued operations		-	8	8
Profit for the period		56	135	197
Attributable to:				
Equity holders of the parent: (i)				
Ordinary shareholders		(12)	103	132
Other equity holders		26	10	37
		14	113	169
Minority interest		42	22	28
Profit for the period		56	135	197
Earnings per share				
Basic (loss)/earnings per share from continuing operations (pence)	5(a)	(0.6)	5.0	6.3
Diluted (loss)/earnings per share from continuing operations (pence)	5(b)	(0.6)	5.0	6.3

* Restated - see note 1

(i) All profit attributable to equity holders of the parent is from continuing operations.

Consolidated underlying profit on an IFRS basis

For the half year ended 30 June 2006

	Notes	Half year ended 30 June 2006 £m	2005* £m	Year ended 31 Dec 2005 £m
Profit before tax from continuing operations		48	206	367
Policyholder tax		(5)	(97)	(218)
Returns on Group-controlled funds attributable to third parties		(52)	(14)	(57)
(Loss)/profit before tax excluding profit				

generated within policyholder funds		(9)	95	92
Non-recurring items	3	12	29	59
Amortisation of Asset Management acquired intangible assets		22	28	56
Amortisation of acquired present value of in-force business		12	14	28
Amortisation of Life & Pensions acquired intangible assets		4	4	7
Impairment of Asset Management acquired intangible assets	7(c)	45	-	112
Interest payable on Step-up Tier one Insurance Capital Securities (STICS)		(26)	(10)	(37)
Short-term fluctuations in investment return		60	(44)	(102)
Variation in value of option on convertible debt		-	9	9
Underlying profit before tax		120	125	224
Tax on underlying profit		(22)	8	(5)
Minority interest in underlying profit		(17)	(18)	(36)
Underlying profit after tax attributable to ordinary shareholders of the parent		81	115	183
Earnings per share				
Underlying earnings per share (pence)	5(a)	3.8	5.6	8.8

* Restated - see note 1

IFRS underlying profit is a measure of profit which excludes profit generated within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the ongoing performance of the Group and focus on this measure of profit in its internal monitoring of the Group's IFRS results.

IFRS underlying profit is based on longer-term investment return and excludes: (i) policyholder tax, (ii) returns attributable to minority interests in policyholder funds, (iii) non-recurring items, (iv) amortisation and impairment of acquired intangible assets and present value of acquired in-force business; and is stated after deducting interest payable on STICS.

Consolidated balance sheet on an IFRS basis

At 30 June 2006

	Notes	30 June 2006 £m	30 June 2005* £m	31 Dec 2005 £m
Assets				
Intangible assets	7	1,476	1,709	1,590
Property and equipment		72	71	73
Investment properties		2,172	1,657	1,912
Investments in associates and joint venture		14	5	14
Financial assets		41,816	38,175	42,091
Deferred acquisition costs		1,098	870	994
Reinsurance assets		194	136	183
Current tax assets		3	41	25
Insurance and other receivables		841	682	590
Cash and cash equivalents		2,946	2,357	2,614
Total assets		50,632	45,703	50,086

Liabilities

Insurance contracts		13,968	14,789	14,637
Fund for future appropriations		455	156	420
Financial liabilities				
- Investment contracts		29,068	23,562	27,857
- Interest bearing loans and borrowings		1,108	1,137	1,155
Net asset value attributable to unit holders		682	749	751
Provisions		276	295	364
Deferred tax liabilities		223	255	288
Current tax liabilities		118	178	177
Insurance payables, other payables and deferred income		827	664	497
Total liabilities		46,725	41,785	46,146
Equity attributable to equity holders of the parent				
Attributable to ordinary shareholders:				
Share capital	9	214	214	214
Share premium	9	2,050	2,035	2,038
Other reserves	9	330	471	436
		2,594	2,720	2,688
Attributable to other equity holders	9	794	794	810
		3,388	3,514	3,498
Minority interest	9	519	404	442
Total equity	9	3,907	3,918	3,940
Total equity and liabilities		50,632	45,703	50,086

* Restated - see note 1

Consolidated statement of recognised income and expense on an IFRS basis

For the half year ended 30 June 2006

	Equity holders of the parent (ordinary shares) £m	Equity holders of the parent (STICS) £m	Total equity holders of the parent £m	Minority interest £m	Total £m
Actuarial gains/(losses) on defined benefit schemes net of tax	1	-	1	4	5
Foreign exchange adjustments	8	-	8	-	8
Net income recognised directly in equity	9	-	9	4	13
(Loss)/profit for the period	(12)	26	14	42	56
Total recognised income and expense for the period	(3)	26	23	46	69

For the half year ended 30 June 2005

	Equity holders of the parent (ordinary shares) £m	Equity holders of the parent (STICS) £m	Total equity holders of the parent £m	Minority interest £m	Total £m
Actuarial gains/(losses) on defined benefit schemes net of tax	5	-	5	(2)	3
Foreign exchange adjustments	(15)	-	(15)	(6)	(21)
Net expense recognised directly in equity	(10)	-	(10)	(8)	(18)
Profit for the period	103	10	113	22	135
Total recognised income and expense for the period	93	10	103	14	117

For the year ended 31 December 2005

	Equity holders of the parent (ordinary shares) £m	Equity holders of the parent (STICS) £m	Total equity holders of the parent £m	Minority interest £m	Total £m
Actuarial (losses)/gains on defined benefit schemes net of tax	(18)	-	(18)	(10)	(28)
Foreign exchange adjustments	(7)	-	(7)	(1)	(8)
Net expense recognised directly in equity	(25)	-	(25)	(11)	(36)
Profit for the period	132	37	169	28	197
Total recognised income and expense for the period	107	37	144	17	161

Summary consolidated cash flow statement on an IFRS basis

For the half year ended 30 June 2006

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005* £m	Year ended 31 Dec 2005 £m
Operating activities			
Profit for the period	56	135	197
Net increase/(decrease) in operational assets and liabilities	602	(1,151)	(835)
Pre-tax cash inflow/(outflow) from operating activities	658	(1,016)	(638)
Tax paid	(65)	(39)	(61)

Net cash inflow/(outflow) from operating activities	593	(1,055)	(699)
Investing activities			
Acquisition of subsidiaries, net of cash acquired	(41)	608	603
Reduction in participation in subsidiaries, net of cash disposed	50	2	44
Compensation from mandate loss	27	-	-
Additions to internally generated intangible assets	(6)	(6)	(13)
Purchase of property and equipment	(6)	(7)	(10)
Net cash inflow from investing activities	24	597	624
Financing activities			
Finance costs	(42)	(26)	(82)
STICS interest	(42)	(10)	(21)
Proceeds from issue of long term debt, net of expenses	-	229	229
Repayment of long term debt	(83)	-	-
Issue of STICS, net of expenses	-	495	495
Net movement in other borrowings, net of expenses	17	(3)	5
Dividends paid to equity holders of the parent	(108)	(103)	(157)
Dividends paid to minority interest	(27)	(16)	(29)
Net cash (outflow)/inflow from financing activities	(285)	566	440
Increase in cash and cash equivalents	332	108	365
Balance at beginning of period	2,614	2,249	2,249
Balance at end of period	2,946	2,357	2,614

* Restated - see note 1

Included within cash and cash equivalents are deposits maturing in less than three months amounting to £2,107m (31 Dec 2005: £1,799m).

Notes to the IFRS results

1. Basis of preparation

Friends Provident plc (the 'Company') is a company domiciled in England and Wales. The consolidated interim financial statements of the Company as at and for the six months ended 30 June 2006 comprise the Company and its subsidiaries (together referred to as the 'Group') and the Group's interests in associates and jointly controlled entities.

The comparative figures for the financial year ended 31 December 2005 are not the Company's Report & Accounts for that financial year, but they are derived therefrom. Those accounts have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The Report & Accounts of the Group for the year ended 31 December 2005 is available upon request from the Company's registered office at Pixham End, Dorking, RH4 1QA, or at www.friendsprovident.co.uk/investor/

The accounting policies applied by the Group in these consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2005.

The preparation of interim financial statements requires management to make

judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The Group's June 2005 comparatives have been restated to reflect the reclassification of £794m STICS from debt to equity as set out in the 2005 year-end Report & Accounts. In addition, a number of other reclassifications have been made to align previous disclosures with those adopted at the 2005 year-end. The only adjustment that has impacted profit relates to the STICS reclassification where profit increased by £10m for the 6 months ended 30 June 2005 as STICS interest is now treated as an appropriation of profit rather than an expense.

The IFRS results were approved by the Board of Directors on 7 August 2006.

2. Segmental information

(a) Summary

The Group's management and internal reporting structure is based on the following business segments:

- UK Life & Pensions
- International Life & Pensions
- Asset Management

These segments comprise the Group's primary reporting format for segmental information.

(b) Business segment analysis

Half year ended 30 June 2006

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Elimination of inter segment amounts £m	Total £m
Gross earned premiums	486	3	-	-	489
Less premiums ceded to reinsurers	(49)	-	-	-	(49)
Net earned premiums	437	3	-	-	440
Fee and commission income and income from service activities	79	67	129	(17)	258
Investment income	339	83	15	-	437
Total revenue	855	153	144	(17)	1,135
Net claims and benefits paid	794	-	-	-	794
Movement in insurance and investment contracts liabilities	(390)	130	4	-	(256)
Transfer to fund for future appropriations	43	-	-	-	43
Movement in net assets attributable to unit holders	12	-	-	-	12
Acquisition expenses	111	10	5	-	126
Administrative and					

other expenses	154	30	157	(17)	324
Total allocated claims, benefits and expenses	724	170	166	(17)	1,043
Segmental results	131	(17)	(22)	-	92
Inter segment revenue/(expense)	(17)	-	17	-	-
Finance costs					(44)
Policyholder tax					(5)
Shareholder tax					13
Profit after tax from continuing operations					56

Half year ended 30 June 2005

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Elimination of inter segment amounts £m	Total £m
Gross earned premiums	489	4	-	-	493
Less premiums ceded to reinsurers	(20)	-	-	-	(20)
Net earned premiums	469	4	-	-	473
Fee and commission income and income from service activities	77	52	130	(18)	241
Investment income	2,126	260	34	-	2,420
Total revenue	2,672	316	164	(18)	3,134
Net claims and benefits paid	751	2	-	-	753
Movement in insurance and investment contracts liabilities	1,303	240	29	-	1,572
Transfer to fund for future appropriations	58	-	-	-	58
Movement in net assets attributable to unit holders	41	-	-	-	41
Acquisition expenses	114	21	4	-	139
Administrative and other expenses	181	44	128	(18)	335
Total allocated claims, benefits and expenses	2,448	307	161	(18)	2,898
Segmental results	224	9	3	-	236
Inter segment revenue/(expense)	(18)	-	18	-	-
Finance costs					(30)
Policyholder tax					(97)
Shareholder tax					18
Profit after tax from continuing operations					127

Year ended 31 December 2005

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Elimination of inter segment amounts £m	Total £m
Gross earned premiums	969	8	-	-	977
Less premiums ceded to reinsurers	(56)	-	-	-	(56)
Net earned premiums	913	8	-	-	921
Fee and commission income and income from service activities	116	124	276	(33)	483
Investment income	5,191	921	175	-	6,287
Total revenue	6,220	1,053	451	(33)	7,691
Net claims and benefits paid	1,528	4	-	-	1,532
Movement in insurance and investment contracts liabilities	3,291	888	157	-	4,336
Transfer to fund for future appropriations	187	-	-	-	187
Movement in net assets attributable to unit holders	136	-	-	-	136
Acquisition expenses	207	67	11	-	285
Administrative and other expenses	326	96	370	(33)	759
Total allocated claims, benefits and expenses	5,675	1,055	538	(33)	7,235
Segmental results	545	(2)	(87)	-	456
Inter segment revenue/(expense)	(33)	-	33	-	-
Finance costs					(89)
Policyholder tax					(218)
Shareholder tax					40
Profit after tax from continuing operations					189

3. Non-recurring items

Non-recurring items borne by shareholders

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 £m	Year ended 31 Dec 2005 £m
Life & Pensions integration costs (i)	-	2	6
Provision for past sales (ii)	(1)	-	7

Life & Pensions non-recurring items	(1)	2	13
Asset Management integration costs (iii)	7	14	24
Asset Management Reinvestment Plan costs (iv)	6	13	22
Asset Management non-recurring items	13	27	46
Total non-recurring items	12	29	59

(i) Costs of £nil (2005 half year: £2m) have been incurred relating to integration activity following the acquisition of Friends Provident International Limited (FPI) in August 2002.

(ii) A total of £1m (2005 half year: £nil) has been credited in respect of the shareholders share of mortgage endowment complaints.

(iii) Asset Management integration costs include £7m (2005 half year: £14m) which were incurred integrating, rationalising and reorganising the Asset Management business following the acquisition of F&C Group (Holdings) Limited.

(iv) The charge of £6m (2005 half year: £13m) represents the cost of issuing shares to employees under the 2004 Reinvestment Plan.

4. Appropriations of profit

(a) Dividends paid and proposed on ordinary shares

Dividends paid during the period and recognised in reserves

	Half year ended 30 June		Year ended 31 Dec
	2006	2005	2005
	£m	£m	£m
Final dividend in respect of prior year	108	103	103
Interim dividend in respect of current year	-	-	54
Total dividends paid	108	103	157

After the balance sheet date the dividends set out below were proposed by the directors. In accordance with IAS 10 Events After the Balance Sheet Date, these have not been provided as a liability at the balance sheet date.

	30 June 2006	30 June 2005	31 Dec 2005
	£m	£m	£m
Final dividend in respect of current year	-	-	108
Interim dividend in respect of current year	56	54	-

The 2006 interim dividend is based on 2,115m shares in issue (excluding treasury shares). The 2005 final dividend was based on 2,099m shares.

(b) STICS interest

STICS interest paid during the period and recognised in reserves

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005* £m	Year ended 31 Dec 2005 £m
Interest on 2003 STICS at 6.875% (paid half-yearly)	10	10	21
Interest on 2005 STICS at 6.292% (paid annually)	32	-	-
Total interest paid	42	10	21

* Restated - see note 1

5. Earnings per share

(a) Basic and underlying earnings per share from continuing operations

Earnings per share have been calculated based on the profit after tax and on the underlying profit after tax, attributable to ordinary shareholders of the parent. The directors believe that the underlying earnings per share figure gives a better indication of operating performance.

	Half year ended 30 June 2006		Half year ended 30 June 2005		Year ended 31 Dec 2005	
	Earnings £m	Per share pence	Earnings £m	Per share pence	Earnings £m	Per share pence
(Loss)/profit after tax attributable to ordinary shareholders of the parent	(12)	(0.6)	103	5.0	132	6.3
Short-term fluctuations in investment return	60	2.8	(44)	(2.1)	(102)	(4.9)
Variation in value of option on convertible debt	-	-	9	0.4	9	0.4
Non-recurring items	12	0.6	29	1.4	59	2.8
Amortisation and impairment of acquired intangible assets	83	3.9	46	2.2	203	9.8
Minority interest on items excluded from underlying profit	(27)	(1.2)	(19)	(0.9)	(72)	(3.4)
Tax credit on items excluded from underlying profit	(35)	(1.7)	(9)	(0.4)	(46)	(2.2)
Underlying profit after tax attributable to ordinary shareholders of the parent	81	3.8	115	5.6	183	8.8

	30 June 2006 millions	30 June 2005 millions	31 Dec 2005 millions
Weighted average number of ordinary shares	2,107	2,065	2,082

(b) Diluted earnings per share from continuing operations

	Half year ended	Half year ended	Year ended

	30 June 2006 Earnings £m	Per share pence	30 June 2005 Earnings £m	Per share pence	31 Dec 2005 Earnings £m	Per share pence
(Loss)/profit after tax attributable to ordinary shareholders of the parent	(12)	(0.6)	103	5.0	132	6.3
Dilutive earnings per share	-	-	-	-	-	-
Diluted (loss)/earnings per share	(12)	(0.6)	103	5.0	132	6.3

	Half year ended 30 June 2006 millions	2005 millions	Year ended 31 Dec 2005 millions
Weighted average number of shares			
Basic	2,107	2,065	2,082
Dilutive effect of options	6	14	15
Diluted	2,113	2,079	2,097

Options over 31,410,688 (31 Dec 2005: 47,707,385) shares are outstanding under the Group's option schemes as at 30 June 2006. Of these, 25,135,820 (31 Dec 2005: 32,319,827) options were not dilutive for the period shown because the market price of the Company's share was below the option price or the performance criteria were not met. At 30 June 2006 there were £279m (31 Dec 2005: £276m) bonds in issue convertible to ordinary shares. If these bonds converted at 30 June 2006, 162,237,762 new ordinary shares would have been issued. These are not dilutive as interest on these bonds is charged to the income statement.

(c) Earnings per share from discontinued operations

Discontinued operations have no impact on profit after tax attributable to equity holders of the parent. Earnings per share from discontinued operations is therefore £nil.

6. Staff pension schemes

(a) Introduction

The Group operates several defined benefit schemes: the Friends Provident Pension Scheme (FPPS), to which the majority of the Group's UK Life & Pensions employees belong, and various schemes operated by F&C. In addition, the Group operates two defined contribution schemes: the scheme operated by F&C and the scheme operated by FPI. Lombard does not operate a pension scheme.

The F&C UK defined benefit schemes closed to new entrants in 1995 and 2002. On 3 July 2006, FP announced proposals to close the FPPS scheme to new entrants from July 2007 and to introduce a defined contribution plan for new employees.

(b) Total schemes

Under IAS 19 Employee Benefits, the net pension liability is recognised in provisions in the balance sheet and has been grossed-up for deferred tax. The market value of the schemes' assets exclude units held in the internal linked funds (classified as non-transferable assets). This presentation has no impact on shareholders' equity as the internal investment contract liability is also

excluded. However, non-transferable assets are taken into account in determining the pension liability in the actuarial valuation. A reconciliation of the Group pension liability included in the consolidated balance sheet and the net pension liability as determined by actuarial valuations is set out below.

	Half year ended 30 June 2006 £m	2005 £m	Year ended 31 Dec 2005 £m
Deficit in the FP scheme	(67)	(33)	(59)
Deficit in the F&C schemes	(35)	(25)	(48)
Group pension liability included in provisions	(102)	(58)	(107)
Non-transferable assets	44	37	40
Deferred tax	17	7	20
Net pension liability	(41)	(14)	(47)
Analysis of net pension liability			
FP scheme	(16)	3	(13)
F&C schemes	(25)	(17)	(34)
Net pension liability	(41)	(14)	(47)
Amounts recognised in the income statement			
FP scheme	(7)	(9)	(17)
F&C schemes	(2)	(1)	(4)
	(9)	(10)	(21)
Amounts recognised in the statement of recognised income and expense			
FP scheme	(5)	12	(9)
F&C schemes	12	(7)	(31)
Deferred tax	(2)	(2)	12
	5	3	(28)

(c) Friends Provident Pension Scheme

The FPPS is a UK defined benefit scheme to which the majority of the Group's UK Life & Pensions employees belong. The scheme's assets are administered by F&C.

(i) Major assumptions used by the Scheme Actuary

	Half year ended 30 June 2006 %	2005 %	Year ended 31 Dec 2005 %
Inflation assumption	3.05	2.70	2.85
Rate of increase in salaries*	3.50	3.30	3.50
Rate of increase in pensions in payment	2.90	2.70	2.70
Discount rate	5.25	5.10	4.75

* Plus allowance for salary scale increases

(ii) Mortality assumptions

To recognise the increasing longevity of pensioners, the mortality assumption basis was changed to the medium cohort basis at 31 December 2005. 'Medium' relates to three scenario tables produced by the Continuous Mortality Investigation Bureau of the Institute of Actuaries to reflect the uncertainty of future longevity experience of annuitants; 'short', 'medium', and 'long', which vary based on how long the improvements in mortality are projected to last. 'Cohort' refers to the idea suggested by some surveys that mortality varies by year of birth. With respect to FPPS the mortality assumptions are projected forward, to take account of future improvements in mortality, according to each individual's year of birth.

Previously, the PM/FA92 tables were used for mortality assumptions. The tables, published in 1999, are based on investigations carried out between 1991 and 1994. With respect to FPPS these are projected forward, to take account of future improvements in mortality, to 2040 for all future pensioners and 2010 for all current pensioners. For future pensioners the projections are rated down one year.

The mortality assumptions provide the following life expectancies of members retiring at the age of 60:

	30 June 2006	30 June 2005	31 Dec 2005
Life expectancy			
Basis - future pensioners	PM/FA92BMC*	PM/FA92C2040-1	PM/FA92BMC*
Basis - current pensioners	PM/FA92BMC*	PM/FA92C2010	PM/FA92BMC*
Expected age at death of future male pensioner	88	87	88
Expected age at death of future female pensioner	90	90	90
Expected age at death of current male pensioner	87	84	87
Expected age at death of current female pensioner	90	87	90

* projected according to individual's year of birth

(d) F&C Asset Management plc pension schemes

The assumptions used for the F&C Pension schemes are broadly consistent with those used for FPPS. Similar to FPPS, the mortality assumption basis for the F&C schemes was strengthened in 2005 to the medium cohort basis. The total deficit on these schemes was £35m at 30 June 2006 (31 Dec 2005: £48m).

7. Intangible assets

	Goodwill £m	Acquired PVIF £m	Investment management contracts £m	Other £m	Total £m
Cost					
At 1 January 2006	677	484	620	195	1,976
Other additions	1	-	-	6	7
Disposals	(4)	-	(43)	-	(47)
Foreign exchange adjustments	1	2	-	-	3

At 30 June 2006	675	486	577	201	1,939
Amortisation and impairment					
At 1 January 2006	-	115	204	67	386
Amortisation charge for period	-	12	22	14	48
Impairment charge	-	-	45	-	45
Disposal	-	-	(16)	-	(16)
At 30 June 2006	-	127	255	81	463
Carrying amounts					
At 30 June 2005	646	382	552	129	1,709
At 31 December 2005	677	369	416	128	1,590
At 30 June 2006	675	359	322	120	1,476

(a) Goodwill

Goodwill is the only intangible asset which has an indefinite useful life. The goodwill allocated to each business segment is as follows:

	30 June 2006 £m	30 June 2005 £m	31 Dec 2005 £m
UK Life & Pensions	192	203	192
International Life & Pensions	153	128	152
Asset Management	330	315	333
Total goodwill	675	646	677

At 30 June 2006, there is no indication that goodwill has been impaired. However, in accordance with IAS 36 Impairment of Assets, goodwill is assessed for possible impairment each year. This assessment takes place in December of each year and compares the carrying value of goodwill for each segment with its recoverable amount.

There has been no goodwill impairment charge in 2006 (2005 half year: £nil).

(b) Acquired PVIF

Acquired PVIF is amortised over the lifetime of the in-force policies. The net book value is analysed as follows:

	30 June 2006 £m	30 June 2005 £m	31 Dec 2005 £m
UK Life & Pensions	89	101	96
International Life & Pensions	270	281	273
Total acquired PVIF	359	382	369

Management has assessed acquired PVIF for possible impairment and there is no indication that it has been impaired.

(c) Investment management contracts

As indicated in 2005, Resolution plc withdrew the majority of its assets in the

first quarter 2006. The agreed compensation of £27m received from Resolution during the period has been recognised as proceeds in respect of the deemed disposal of intangible assets. The cost, with respect to the original valuation, of the assets disposed of was £43m and the related cumulative amortisation amounted to £16m. Therefore the carrying value of the disposed asset equalled the proceeds received giving rise to neither a gain nor a loss.

During the first half of 2006, the business experienced a level of fund outflows which was higher than anticipated. This level of lost business will have a significant impact on revenues and was enough to be considered an indicator of potential impairment of certain intangible assets, namely the related investment management contracts.

In accordance with IAS 36 Impairment of Assets, a full impairment review of these assets was undertaken. The review resulted in impairment losses being recognised in respect of investment management contracts as follows:

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 £m	Year ended 31 Dec 2005 £m
F&C Investment Trust contracts	22	-	56
F&C Institutional contracts	23	-	56
Total impairment recognised in the Consolidated Income Statement	45	-	112

The cumulative impairment of investment management contracts at 30 June 2006 amounts to £157m (31 Dec 2005: £112m). The net book value of investment management contracts at 30 June 2006 amounted to £322m (31 Dec 2005: £416m).

The recoverable amounts of the assets have been determined based on value in use calculations using cash flow projections based on the latest annual financial budget approved by the F&C Board. Details are set out below (comparative information relates to 31 December 2005).

The discount rate applied to the cash flow projections is 10.1% (2005: 9.4%) for investment trust contracts, 10.1% (2005: 9.4%) for institutional contracts with no fixed term, and 9.1% (2005: 8.4%) for fixed term institutional contracts. These rates reflect the varying risks and uncertainties inherent in the revenues from the underlying assets, using F&C's weighted average cost of capital of 9.6%, calculated as at 30 June 2006, (2005: 8.9%), as a benchmark.

The revenue projections assume growth of 6% (2005: 6%) per annum, in line with F&C's long-term view of market growth, and consistent with that experienced over the last 15 years across the markets in which the managed assets are invested. The projections are derived using the estimated useful lives of the underlying contracts and assume a constant loss of revenues over the projection periods.

Operating costs for the first year of the projections are driven by the budgeted F&C profit margin for 2006. Thereafter, costs have been grown at a minimum rate of 3.5% (2005: 3.5%) per annum, to accord with estimated future inflation and salary increases, with the margin capped at 45% (2005: 45%).

Impairment has been determined by comparing the results of the value in use calculations in respect of the remaining contracts at the period-end to the carrying value (cost less aggregate amortisation and prior impairment) of the assets at 30 June 2006, with any deficits arising constituting impairment to be recognised for the period.

Having continued to lose investment management contracts at a rate which is now higher than originally anticipated, F&C has reconsidered the average expected lives of the related assets. Following this reappraisal the directors of F&C have revised their estimate of the remaining useful lives of the affected investment management contracts which, with effect from 1 July 2006, are consistent with the loss rates used for impairment and are now assessed as follows:

Investment trusts - 10 years
Institutional (non-fixed term) - 6 years

The original estimate of their useful lives on acquisition of the assets in October 2004 was 20 years for investment trusts and 10 years for non-fixed term institutional contracts. The estimated useful lives of all other categories of investment management contracts are unchanged.

This represents a change in accounting estimate from that used up to 30 June 2006, and will accelerate the amortisation of the remaining value of the assets from July 2006. The effect of this change will result in an increase of £2m in the amortisation charge in the second half of 2006, and £3m per annum in future periods until such time as the assets become fully amortised.

The impairment (and amortisation) charges recognised in the period and the future effect of the change in accounting estimate have no impact on underlying earnings.

(d) Other intangible assets

Other intangible assets mainly consist of distribution channel relationships and software development which are amortised over their anticipated useful lives of between 3 and 15 years. The analysis of the net book value for each segment is as follows:

	30 June 2006 £m	30 June 2005 £m	31 Dec 2005 £m
UK Life & Pensions	17	24	23
International Life & Pensions	102	105	103
Asset Management	1	-	2
Total other intangible assets	120	129	128

Management has assessed other intangible assets for possible impairment and there is no indication that they have been impaired.

8. Realistic balance sheet (RBS)

The Group has two UK with-profits funds. The main UK with-profits fund is in Friends Provident Life and Pensions Limited (FPLP) and the capital position of this fund has been determined in accordance with the RBS regulations prescribed by the FSA. There is also a small UK with-profits fund in Friends Provident Life Assurance Limited; the capital position of this fund has been calculated on the existing regulatory basis as this fund is closed, and is significantly below the £500m level that the FSA has determined should be applied for calculating liabilities under the realistic methodology.

The RBS for FPLP's with-profits business can be summarised as follows:

	30 June 2006	30 June 2005	31 Dec 2005

	£m	£m	£m
Total net assets	16,461	17,018	17,366
Less non-profit liabilities including share of resilience capital reserve and required minimum margin	(2,593)	(2,613)	(2,774)
Total regulatory assets	13,868	14,405	14,592
Additional assets arising on realistic basis	247	195	253
Total assets	14,115	14,600	14,845
Policyholder liabilities:			
asset shares	11,749	12,047	12,342
financial guarantees (net of charges)	104	220	149
options (guaranteed annuities)	707	774	796
Other liabilities	1,309	1,377	1,322
Total liabilities	13,869	14,418	14,609
Excess of assets over liabilities	246	182	236

The amount of realistic assets for FPLP's With-Profits Fund at 30 June 2006 amounted to £14,115m (31 Dec 2005: £14,845m) and the amount of realistic liabilities (including options and guarantees) amounted to £13,869m (31 Dec 2005: £14,609m). This results in an excess of realistic assets over realistic liabilities of £246m (31 Dec 2005: £236m). Adding back the shareholders' share of future bonuses totalling £100m (31 Dec 2005: £85m) and deducting adjustments to eliminate double counting of acquired PVIF of £19m (31 Dec 2005: £20m), the excess in accordance with FRS 27 amounted to £327m (31 Dec 2005: £301m).

The main element of the realistic liabilities is the asset shares of with-profits business. This represents the premiums received to date together with the investment return earned less expenses and charges. This is mainly calculated on an individual policy basis using historic information and in line with the company's Principles and Practices of Financial Management. Asset shares move in line with the value of the underlying assets. Options and guarantees are valued using a market consistent stochastic model.

9. Movement in capital and reserves

Half year ended 30 June 2006

	Equity attributable to equity holders of the parent						
	Share capital £m	Share premium £m	Other reserves £m	STICS £m	Total £m	Minority interest £m	Total £m
At 1 January 2006	214	2,038	436	810	3,498	442	3,940
Total recognised income and expense for the period	-	-	(3)	26	23	46	69
Dividends on equity shares	-	-	(108)	-	(108)	(27)	(135)
Interest paid on STICS	-	-	-	(42)	(42)	-	(42)
Appropriations of profit	-	-	(108)	(42)	(150)	(27)	(177)
Share based payments	-	12	5	-	17	4	21
Change in participation in subsidiary	-	-	-	-	-	54	54
At 30 June 2006	214	2,050	330	794	3,388	519	3,907

Half year ended 30 June 2005

	Equity attributable to equity holders of the parent						
	Share capital £m	Share premium £m	Other reserves £m	STICS £m	Total £m	Minority interest £m	Total £m
At 1 January 2005	199	1,799	421	299	2,718	80	2,798
Total recognised income and expense for the period	-	-	93	10	103	14	117
Dividends on equity shares	-	-	(103)	-	(103)	(16)	(119)
Interest paid on STICS	-	-	-	(10)	(10)	-	(10)
Appropriations of profit	-	-	(103)	(10)	(113)	(16)	(129)
Issue of STICS	-	-	-	495	495	-	495
Share based payments	-	2	9	-	11	6	17
Disposal of subsidiary	-	-	-	-	-	54	54
Allotment on acquisition of Lombard	15	234	-	-	249	-	249
Conversion option	-	-	51	-	51	-	51
Property transfer into trust	-	-	-	-	-	266	266
At 30 June 2005	214	2,035	471	794	3,514	404	3,918

Year ended 31 December 2005

	Equity attributable to equity holders of the parent						
	Share capital £m	Share premium £m	Other reserves £m	STICS £m	Total £m	Minority interest £m	Total £m
At 1 January 2005	199	1,799	421	299	2,718	80	2,798
Total recognised income and expense for the year	-	-	107	37	144	17	161
Dividends on equity shares	-	-	(157)	-	(157)	(29)	(186)
Interest paid on STICS	-	-	-	(21)	(21)	-	(21)
Appropriations of profit	-	-	(157)	(21)	(178)	(29)	(207)
Issue of STICS	-	-	-	495	495	-	495
Share based payments	-	5	14	-	19	12	31
Disposal of subsidiary	-	-	-	-	-	54	54
Change in participation in subsidiary	-	-	-	-	-	42	42
Allotment on acquisition of Lombard	15	234	-	-	249	-	249
Conversion option	-	-	51	-	51	-	51
Property transfer into trust	-	-	-	-	-	266	266
At 31 December 2005	214	2,038	436	810	3,498	442	3,940

10. Contingent liabilities, assets and commitments

(a) Past sales

The Group has made provision for the estimated cost of settling complaints in respect of past sales. Although the provisions are regularly reviewed, the final outcome could be different from the provisions established as these costs cannot be calculated with certainty and are influenced by external factors beyond the

control of management. Such uncertainties include future regulatory actions, media attention and investment performance. The majority of the uncertainty relates to endowment mortgages although a number of other products are being reviewed as an ongoing process. It is expected that the majority of endowment cases requiring compensation will be settled in the next two years.

(b) VAT on investment trust management fees

In a current European Court case, a UK investment trust is seeking to establish that management services to UK investment trusts should be a VAT exempt supply, rather than a taxable supply in accordance with current UK VAT law. If this case were successful, a number of Group companies, in common with other relevant fund managers in the UK, would face claims from those investment trusts to which they have supplied services for repayment of the VAT they have charged to them. The Association of Investment Trust Companies (a party to the above litigation) has indicated that it believes claims dating back as far as 1990 may be lodged with fund managers by investment trusts. Companies in the F&C group can submit repayment claims. to HM Revenue & Customs (HMRC), but only dating back as far as 2001, being the maximum time period permitted. The Group has begun to receive protective claims from a number of its investment trust clients and has lodged protective claims with HMRC. At present, the directors of F&C are not able to judge the likelihood that the VAT court case will be successful, nor are they able to quantify the claims that may be received or the extent to which such claims could be mitigated and therefore, are not able to quantify the potential liability.

(c) VAT on management services to authorised unit trusts and OEICs

Following a recent European Court case (The Abbey National case), it has been ruled that certain services provided for the management of authorised unit trusts and OEICs should be exempt from VAT, whereas previously they were subject to VAT. As a result of this decision, the Group anticipates that certain services from suppliers will become exempt and the Group may be able to recover VAT in respect of previous periods which has been treated as irrecoverable. HMRC have currently set 1 October 2006 as the date from which changes arising from the case should be implemented. At this stage it is too early to establish the potential quantum of VAT which may be recovered.

(d) F&C acquisition

In December 2000, when Eureko BV acquired F&C Group (Holdings) Limited, approximately 73% of the ordinary issued shares of F&C Group Management Limited, a subsidiary company, were held in the form of two bearer share warrants which could not be located prior to the completion of the sale. Eureko BV was indemnified by F&C Group (Holdings) Limited against any losses suffered as a result of the loss of the old share warrants or the issue of replacement share warrants. Since a bearer share warrant issued by a company entitles the bearer to the shares specified in the share warrant, there is a risk that the third party holding the old share warrants may claim that it is entitled to the specified shares in F&C Group Management Limited. If a third party were successful in establishing a claim in relation to the old share warrants, F&C Group (Holdings) Limited could be liable to indemnify F&C Group Management Limited under the original indemnity arrangements, which could have a material adverse effect on F&C's business, results of operations and/or financial condition.

Although there is a possibility that a third party may seek to establish that it is entitled to the shares specified in the old share warrants, the directors of F&C have been informed that Eureko BV has been advised that the prospect of a third party succeeding in such a claim is remote. Under the terms of the 2004 merger between ISIS and F&C, Eureko Holdings has given a specific indemnity (guaranteed by Eureko BV) to F&C in respect of losses arising in relation to the lost share warrants to bearer in F&C Group Management Limited (including in respect of the indemnity granted by F&C Group (Holdings) Limited to F&C Group

Management Limited) which is capped at approximately £432m.

(e) F&C loan

F&C currently has a loan from Friends Provident of £180m with interest payable at a fixed rate of 5.9125% pa wholly repayable on 1 November 2006. F&C intends to refinance this loan with external debt. In order to maintain maximum implementation flexibility Friends Provident has given an undertaking to the F&C Board to roll over the current loan on a month-by-month basis until the refinancing is in place.

Appendix: New business results

Analysis of Life and Pensions New Business

6 months to 30 June 2006 vs 6 months to 30 June 2005

	H1 2006			H1 2005			% Change		
UK Operations	Regular Prems £m	Single Prems £m	PVNBP £m	Regular Prems £m	Single Prems £m	PVNBP £m	Regular Prems %	Single Prems %	PVNBP %
Life									
Protection	34.3	-	199	34.2	0.1	207	-	-	(4)
Investment	0.9	358.2	364	1.1	295.0	301	(18)	21	21
	35.2	358.2	563	35.3	295.1	508	-	21	11
Pensions									
Individual Pensions	6.5	106.9	137	6.0	59.5	88	8	80	56
DWP Rebates	-	34.4	34	-	7.1	7	-	385	386
Group Pensions	191.6	317.4	1,167	114.7	201.2	766	67	58	52
Annuities	-	119.0	119	-	140.7	141	-	(15)	(16)
	198.1	577.7	1,457	120.7	408.5	1,002	64	41	45
UK Life and Pensions	233.3	935.9	2,020	156.0	703.6	1,510	50	33	34
International Operations									
Lombard	-	546.0	546	-	350.1	350	-	56	56
Friends Provident International	38.9	276.4	466	26.6	184.5	325	46	50	43
Total International Life and Pensions	38.9	822.4	1,012	26.6	534.6	675	46	54	50
Total Group Life and Pensions	272.2	1,758.3	3,032	182.6	1,238.2	2,185	49	42	39

Analysis of Life and Pensions New Business

3 months to 30 June 2006 vs 3 months to 30 June 2005

	Q2 2006			Q2 2005			% Change		
UK Operations	Regular Prems £m	Single Prems £m	PVNBP £m	Regular Prems £m	Single Prems £m	PVNBP £m	Regular Prems %	Single Prems %	PVNBP %
Life									
Protection	18.3	-	106	17.2	0.1	103	6	-	3
Investment	0.5	179.9	183	1.1	161.0	165	(55)	12	11
	18.8	179.9	289	18.3	161.1	268	3	12	8
Pensions Individual Pensions	4.4	59.9	80	3.0	31.5	47	47	90	70
DWP Rebates	-	21.8	21	-	1.1	1	-	1,882	2,000
Group Pensions	123.8	181.4	707	67.0	88.2	418	85	106	69
Annuities	-	66.7	67	-	77.7	78	-	(14)	(14)
	128.2	329.8	875	70.0	198.5	544	83	66	61
UK Life and Pensions	147.0	509.7	1,164	88.3	359.6	812	66	42	43
International Operations									
Lombard	-	311.8	312	-	157.1	157	-	98	99
Friends Provident International	20.4	126.4	225	14.7	85.5	162	39	48	39
Total International Life and Pensions	20.4	438.2	537	14.7	242.6	319	39	81	68
Total Group Life and Pensions	167.4	947.9	1,701	103.0	602.2	1,131	63	57	50

PVNBP by Channel

6 months to 30 June 2006 vs 6 months to 30 June 2005

	H1 2006 £m	H1 2006 %	H1 2005 £m	H1 2005 %
UK - IFA	1,837	60.6	1,374	62.9
UK - Tied	183	6.0	136	6.2
International	1,012	33.4	675	30.9
Total	3,032	100.0	2,185	100.0

PVNBP by Channel

3 months to 30 June 2006 vs 3 months to 30 June 2005

	Q2 2006		Q2 2005	
	£m	%	£m	%
UK - IFA	1,051	61.8	742	65.6
UK - Tied	113	6.6	70	6.2
International	537	31.6	319	28.2
Total	1,701	100.0	1,131	100.0

PVNBP equals new single premiums plus the expected present value of new regular premiums.

Premium values are calculated on a consistent basis with the EEV contribution to profits from new business. Start of period assumptions are used for the economic basis and end of period assumptions are used for the operating basis. A risk free rate is used to discount expected premiums in future years. The impact of operating assumption changes across a whole reporting period will normally be reflected in the PVNBP figures for the final quarter of the period that the basis changes relate to. No change in operating assumptions will be reflected in the PVNBP for the first and third quarters, when the contribution to profits from new business is not published. All amounts in currency other than sterling are translated into sterling at a monthly average exchange rate.

In classifying new business premiums the following basis of recognition is adopted:

- Single new business premiums consist of those contracts under which there is no expectation of continuing premiums being paid at regular intervals;
- Regular new business premiums consist of those contracts under which there is an expectation of continuing premiums being paid at regular intervals, including repeated or recurrent single premiums where the level of premiums is defined, or where a regular pattern in the receipt of premiums has been established;
- Non-contractual increments under existing group pensions schemes are classified as new business premiums;
- Transfers between products where open market options are available are included as new business; and
- Regular new business premiums are included on an annualised basis.

Analysis of APE

6 months to 30 June 2006 vs 6 months to 30 June 2005

	H1		
UK Operations	APE 2006 £m	APE 2005 £m	% change %
Life Protection	34.3	34.2	-

Investment	36.7	30.6	20
	71.0	64.8	10
Pensions			
Individual Pensions	17.2	12.0	44
DWP Rebates	3.4	0.7	385
Group Pensions	223.4	134.8	66
Annuities	11.9	14.1	(15)
	255.9	161.6	58
UK Life and Pensions	326.9	226.4	44
International Operations			
Lombard	54.6	35.0	56
Friends Provident International	66.5	45.0	48
Total International Life and Pensions	121.1	80.0	52
Total Group Life and Pensions	448.0	306.4	46

Analysis of APE

3 months to 30 June 2006 vs 3 months to 30 June 2005

	Q2		
UK Operations	APE 2006 £m	APE 2005 £m	% change %
Life			
Protection	18.3	17.2	6
Investment	18.5	17.2	8
	36.8	34.4	7
Pensions			
Individual Pensions	10.4	6.2	69
DWP Rebates	2.2	0.1	1,882
Group Pensions	141.9	75.8	87
Annuities	6.7	7.8	(14)
	161.2	89.9	79
UK Life and Pensions	198.0	124.3	59
International Operations			
Lombard	31.2	15.7	98

Friends Provident International	33.0	23.3	42
Total International Life and Pensions	64.2	39.0	65
Total Group Life and Pensions	262.2	163.3	61

Annualised Premium Equivalent (APE) represents annualised new regular premiums plus 10% of single premiums.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	15:27 10-Aug-06
Number	PRNUK-1008

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

10 August 2006

Friends Provident plc announces the transfer of 12,830 treasury shares from the Treasury Shares Account to participants of the Friends Provident plc ShareSave Scheme and the Deferred Share Plan and to option holders of the Friends Provident plc Executive Share Option Scheme on 10 August 2006.

In addition, the Company transferred 20,062 treasury shares to the trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.83 per share for the July 2006 contribution. The Company has received notification from the following persons discharging managerial responsibility, including the executive directors of the Company, that of the 20,062 shares acquired by the trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 8 August 2006	Shares beneficially held following purchase
A R G Gunn	68	105,294
K Satchell	68	207,562

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 8 August 2006	Shares beneficially held following purchase
S J Clamp	68	3,796
A P Jackson	68	8,165
J R McIver	68	8,275
R Sepe	68	10,587
J Stevens	68	9,831
P T Tunnicliffe	68	8,971

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 10,624 shares out of the 2,056,281 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,277,925 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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